UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Hampshire Group, Limited

(Name of Subject Company)

Hampshire Group, Limited
(Name of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

408859106
(CUSIP Number of Class of Securities)

Michael S. Culang
Hampshire Group, Limited
114 W. 41st Street
New York, New York 10036
(212) 840-5666
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Steven J. Gartner
Mark A. Cognetti
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Hampshire Group, Limited, a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 114 W. 41st Street, New York, New York 10036. The telephone number for its principal executive offices is (212) 840-5666.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is common stock, par value $0.10 per share of the Company (the “Shares”). As of February 27, 2009, 5,469,165 Shares were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer.

This Statement relates to the cash tender offer by NAF Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of NAF Holdings II, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated February 27, 2009 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $5.55 per Share, net to the seller in cash (the “Offer Price”), without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 23, 2009 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as practicable following completion of the Offer, Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving company under the laws of the State of Delaware (the “Surviving Corporation”), and the separate corporate existence of Purchaser will cease. In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, the Company, any subsidiary of Parent or any subsidiary of the Company, all of which will be cancelled, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

The foregoing description of the Merger Agreement and the Offer is qualified in its entirety by reference to the Merger Agreement, the Offer to Purchase, and the Letter of Transmittal filed as Exhibits (e)(2), (a)(1), and (a)(2) to this Statement and incorporated herein by reference.

The Offer to Purchase states that the principal executive offices of Purchaser are located 111 North Market — Suite 1300, Wilmington, Delaware 19890. The telephone number of Purchaser at such location is 302-651-8314.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information

Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex A and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below, or the Information Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

(a)	Agreements Between the Company and its Executive Officers and Directors.

Interests of Certain Persons.  Certain members of the Company’s management and Board of Directors (the “Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, the consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to certain executive officers and directors of the Company with respect to severance and certain other benefits as more fully described below.

Change-in-Control Agreements.  Agreements that provide for certain benefits in the event of a change in control of the Company are in effect between the Company and certain of its executive officers, including Michael S. Culang, Jonathan W. Norwood, Heath L. Golden and Maura M. Langley (formerly McNerney). In addition, vesting of bonus awards under the Company’s Long Term Bonus Plan will accelerate upon a change of control of the Company.

Pursuant to the employment agreement with Mr. Culang, within 30 days after a change in control, in lieu of any severance or similar payments that may otherwise become due to Mr. Culang within a year following such change in control, the Company will pay Mr. Culang a lump sum cash payment equal to two (2) times the average salary and discretionary or performance-based bonus paid to Mr. Culang over the three years immediately preceding the year in which that change in control occurred. Additionally, if Mr. Culang’s employment is terminated by the Company without cause or by Mr. Culang for good reason with notice, in each case either prior to or more than one year following a change in control, he will also be entitled to a lump sum cash payment equal to one and a half (1.5) times the average salary and discretionary or performance-based bonus paid to Mr. Culang over the three years immediately preceding such termination. Mr. Culang is also entitled to payment of previously deferred compensation, as well as the amount he was awarded as a participant in the Company’s Long-Term Bonus Plan.

Upon a change of control of the Company and regardless of whether Mr. Norwood, Mr. Golden or Ms. Langley continue to be employed by the Company, they will each be entitled to receive a lump-sum amount equal to two (2) times the sum of (i) the annual base salary in effect for such person immediately prior to the change of control plus (ii) the total bonus amount paid or payable by the Company for services performed during the year prior to the year in which the change of control occurs. If the employment of Mr. Norwood, Mr. Golden or Ms. Langley continues after a change of control, they will not be entitled to any other severance payments and their employment will be on an “at-will” basis. Mr. Norwood, Mr. Golden and Ms. Langley are also entitled to amounts awarded to them as participants in the Company’s Long-Term Bonus Plan.

Other than as described above, there are no material agreements, arrangements or understandings nor any actual or potential conflicts of interest between the Company or its affiliates and any member of the Board.

Each employment agreement continues in effect until termination pursuant to its terms. The foregoing summary is qualified in its entirety by reference to the Information Statement attached hereto as Annex A and incorporated herein by reference, and to Exhibits (e)(5) through (e)(8) attached hereto.

Effect of the Offer on Employee Benefits.  The Merger Agreement provides that, for a period of one year following the closing of the Merger, the Surviving Corporation will provide current employees of the Company and its subsidiaries (other than those employees covered by a collective bargaining agreement, if any) who continue employment with the Surviving Corporation with compensation and benefits that are no less favorable to such employees than those provided under the Company’s compensation and benefit plans, programs, policies, practices and arrangements in effect at the effective time of the Merger (the “Effective Time”). Following the Effective Time,

the Surviving Corporation and its affiliates will honor all employee compensation and benefit plans, agreements, programs, policies, commitments and arrangements (a “Company Benefit Plan”) existing as of the date of the Merger Agreement, subject to any amendment or termination thereof that may be permitted by such plans, agreements, or written arrangements.

For all purposes under the employee benefit plans of the Surviving Corporation and its affiliates providing benefits to any employees after the Effective Time (the “New Plans”), each employee will be credited with his or her years of service with the Company and its affiliates before the Effective Time (including predecessor or acquired entities or any other entities with respect to service for which the Company and its affiliates have given credit for prior service), to the same extent as such employee was entitled, before the Effective Time, to credit for such service under the corresponding Company Benefit Plan, for any purpose where service credit for the applicable period is not provided to participants generally, and to the extent such credit would not result in a duplication of accrual of benefits. In addition, and without limiting the generality of the foregoing, (i) each employee immediately will be eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a similar or comparable Company Benefit Plan in which such employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, and/or vision benefits to any employee, the Surviving Corporation will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Benefit Plan, and the Surviving Corporation will cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance.  The Merger Agreement provides that Parent and the Surviving Corporation will jointly and severally indemnify, defend and hold harmless, the present and former directors and officers of the Company and its subsidiaries (together, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs, legal and other expenses (including reimbursement for reasonable legal and other fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and settlement amounts in respect of acts or omissions occurring prior to the Effective Time. If any Indemnified Party becomes involved in a claim, suit proceeding or investigation covered by the indemnification provision in the Merger Agreement after the Effective Time, Parent or the Surviving Corporation will advance legal or other expenses to such Indemnified Party so long as such party undertakes to reimburse all amounts so advanced in the event it is ultimately determined that such Indemnified Party is not entitled thereto. The Merger Agreement further provides that for a period of six years after the Effective Time, the Surviving Corporation will maintain the Company’s current policies of directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the Effective Time, or obtain “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous in the aggregate to the Company’s directors and officers; provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 150% of the last annual premium paid by the Company for such insurance prior to the date of the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

(b)	Section 16 Matters.

The Board has taken steps to cause any dispositions of Shares in connection with the Merger to be exempt from the effects of Section 16 of the Exchange Act by virtue of Rule 16b-3 promulgated under the Exchange Act.

(c)  Agreements between the Company, Parent and Parent’s affiliates.

In connection with the transactions contemplated by the Merger, the Company and Parent entered into the Merger Agreement. The Company and Efrem Gerszberg, an affiliate of Parent entered into a Confidentiality Agreement dated September 18, 2008 and a Guarantee dated February 23, 2009.

The Merger Agreement.  The summary of the material terms of the Merger Agreement set forth under the caption “Terms of the Offer” and “Purpose of the Offer; Plans for Hampshire; the Tender Offer Agreement” in the Offer to Purchase is incorporated herein by reference. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement.  As a condition to being furnished certain information concerning the Company (the “Proprietary Information”), Efrem Gerszberg, an affiliate of Parent, has agreed, among other things, that he will keep such Proprietary Information confidential and will use it for the sole purpose of evaluating a possible transaction with the Company and that he will be responsible for the breach of the terms of the Confidentiality Agreement by his affiliates. Proprietary Information does not include, however, information which (i) is or becomes generally available to the public other than as a result of disclosure by Mr. Gerszberg or his representatives, (ii) was available on a nonconfidential basis prior to its disclosure by the Company or its Financial Advisor or (iii) becomes available on a nonconfidential basis from a person other than the Company or its Financial Advisor who is not otherwise known by Mr. Gerszberg to be bound by a confidentiality agreement with the Company, its Financial Advisor or their representatives otherwise known to be prohibited from transmitting the information to Mr. Gerszberg.

In addition, Mr. Gerszberg agreed to a one-year standstill agreement, whereby he is prohibited from taking various actions during such period, without the prior written consent of the Company, including, among other things, (i) the direct or indirect acquisition of voting securities of the Company, (ii) the direct or indirect solicitation of a proxy to vote the voting securities of the Company, or providing advice or influencing any person with respect to any voting securities of the Company or (iii) a direct or indirect effort to seek control of the management, board of directors or policies of the Company. These restrictions will not apply, however, if a person unaffiliated with Mr. Gerszberg commences a tender offer for more than 25% of the common stock of the Company, or if the Company enters into, or announces its intention to enter into a transaction to sell all or substantially all of its assets or to merge or consolidate with any third party.

The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

In connection with the Merger Agreement, and in order to induce the Company to enter into the Merger Agreement, Efrem Gerszberg, concurrently with the execution and delivery of the Merger Agreement, entered into a Guarantee, dated as of February 23, 2009, in favor of the Company, pursuant to which Mr. Gerszberg agrees to absolutely, unconditionally and irrevocably guarantee the due and punctual payment, performance and discharge of any and all of the obligations of the Purchaser under the Merger Agreement, including, but not limited to, payment of the Offer Price (the “Guarantee”).

The foregoing summary is qualified in its entirety by reference to the complete text of the Merger Agreement and Guarantee, which are filed as Exhibits (e)(2) and (e)(9) hereto and are incorporated herein by reference.

Ownership of Company Securities.  The Offer to Purchase states that Parent and Purchaser do not own any Shares.

Board Designees.  The Merger Agreement provides that after Purchaser accepts for payment Shares pursuant to the Offer, Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors, and (b) the percentage that the number of Shares held by Parent and Purchaser bears to the total number of Shares outstanding. The Company will use its best efforts to cause Parent’s designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Moreover, the Company will take all actions necessary to cause individuals designated by

Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company and each committee of the board of each subsidiary, that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

Following the election or appointment of Parent’s designees and until the consummation of the Merger, the approval of a majority of the directors of the Company then in office who were not designated by Parent (the “Continuing Directors”), or the approval of both Continuing Directors if there are only two Continuing Directors, will be required to authorize any amendment to or termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of the Company’s rights under the agreements if such waiver would materially and adversely affect the Company’s stockholders, and any other action by the Company relating to the Merger Agreement if such action would materially and adversely affect the Company’s stockholders.

The foregoing is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Parent intends to designate certain representatives to the Board. Background information on these individuals is found in the Information Statement attached to this Statement as Annex A and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

The Board, during a meeting held on February 23, 2009, by the vote of all directors in attendance, approved and adopted the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the Company and its stockholders.

Accordingly, the Board recommends that the holders of the Shares accept and tender their Shares pursuant to the Offer.

(b)	Background of the Transaction.

In June 2006, the Company announced that the Audit Committee of the Board had commenced an investigation (the “Audit Committee Investigation”) related to, among other things, the misuse and misappropriation of Company assets for personal benefit, certain related party transactions, tax reporting, internal control deficiencies, financial reporting and accounting for expense reimbursements, in each case involving, among other individuals, Ludwig Kuttner, the Company’s former Chief Executive Officer, Chairman and owner of approximately 30% of the Company’s common stock (the “Kuttner Shares”); Charles Clayton, the Company’s former Executive Vice President; and Roger Clark, the Company’s former Vice President of Finance and Principal Accounting Officer. The Audit Committee retained Paul, Weiss, Rifkind, Wharton & Garrison LLP to assist in the Audit Committee Investigation. The Board placed Messrs. Kuttner, Clayton and Clark on administrative leave pending the outcome of the Audit Committee Investigation.

In August 2006, Mr. Kuttner filed a demand for arbitration pursuant to the terms of his employment agreement alleging that his placement on administrative leave constituted an effective termination of his employment agreement. In September 2006, based on the results of the Audit Committee Investigation, the employment of Mr. Kuttner with the Company was terminated for cause.

In March 2007, the Board retained Morris, Nichols, Arsht & Tunnell LLP to evaluate the Company’s rights under Delaware law with respect to potential claims against Messrs. Kuttner, Clayton and Clark. In April 2007, upon the advice of counsel, the Executive Committee of the Board (the “Executive Committee”), consisting of all of the members of the Board other than Mr. Kuttner, established an Independent Committee (the “Independent Committee”) to be responsible for defense and resolution of the Kuttner arbitration and other issues related to Mr. Kuttner and the termination of his employment. Counsel also recommended that the Executive Committee retain an investment advisor to review the business of the Company and its prospects in light of the Audit Committee Investigation. In April 2007, the Company retained Peter J. Solomon Company (“PJSC”) to perform such review and also to assess and recommend strategic alternatives for the Company. PJSC considered, among other things, a sale of the Company, a merger, an acquisition, continued operations with no strategic transaction and a repurchase of the Kuttner Shares. Based on Mr. Kuttner’s ownership percentage and the fact that a strategic transaction would be difficult without his participation, after discussions with PJSC, the Board concluded that a repurchase of Mr. Kuttner’s shares was the alternative most beneficial to the Company and its stockholders.

In May 2007, the Independent Committee, acting through counsel, commenced discussions with Mr. Kuttner regarding the repurchase of the Kuttner Shares and the resolution of its claims against Mr. Kuttner. In March 2008, after numerous discussions with counsel for Mr. Kuttner, the Board concluded that the repurchase of the Kuttner Shares and the resolution of claims under terms which appeared acceptable to Mr. Kuttner were not in the best interests of the Company. On March 7, 2008, the Company filed suit against Messrs. Kuttner, Clayton and Clark in the Delaware Chancery Court.

Following the March 7, 2008 commencement of the action against Messrs. Kuttner, Clayton and Clark, the Independent Committee, at the request of Mr. Kuttner, acting through counsel, continued its discussion with Mr. Kuttner regarding the potential repurchase of the Kuttner Shares and the resolution of claims between the parties. On August 4, 2008, the Company entered into an agreement whereby it settled all ongoing and potential litigation related to the Audit Committee Investigation between the Company and Mr. Kuttner and repurchased the Kuttner Shares (along with shares owned by certain family members of Mr. Kuttner) for a purchase price of $5.00 per share (the “Settlement”). On August 1, 2008, the trading day prior to the Settlement, the closing price for the Company’s common stock was $6.24 per share.

During the period in which the Company was negotiating the resolution of the Kuttner claims, the operations of the Company continued to deteriorate and the Company discontinued and disposed of operations of its Marisa Christina, David Brooks and Shane Hunter lines in 2007 and 2008. The Company incurred an aggregate loss of $10.5 million as a result of these operations and their disposition.

In May 2008, based on customer orders received for the Fall 2008 season and the estimated margin on such orders, the Company initiated a restructuring and cost reduction plan.

On August 13, 2008, at the request of the Board, representatives of PJSC made a presentation to the Board as to PJSC’s initial assessment of the strategic alternatives available to the Company and preliminary views on valuation of the Company and its shares of common stock. PJSC indicated to the Board its view that there likely were a limited number of strategic buyers who would be interested in a transaction with the Company. PJSC also advised that a transaction with a financial buyer would be challenging in light of the existing credit markets and the difficulty in obtaining debt financing for a leveraged transaction. The Board requested that PJSC continue with its analysis of the Company’s strategic prospects and its work towards valuing the Company. The Board also asked PJSC to contact a potential strategic buyer, which had previously contacted Michael Jackson, Chairman of the Board, to express interest in a potential transaction, to assess whether it had a continuing interest in a strategic transaction with the Company.

On August 25, 2008, at a meeting of the Board, Mr. Jackson reported that he had been contacted by Efrem  Gerszberg, regarding a potential transaction. Mr. Gerszberg ultimately formed NAF Holdings LLC, the parent of Parent, and is the manager of Parent. On August 26, 2008, PJSC contacted Mr. Gerszberg to discuss a potential transaction and subsequently contacted the strategic buyer.

On September 5, 2008, the Company and PJSC executed an engagement letter, pursuant to which the Company retained PJSC to serve as the Company’s financial and strategic advisor with respect to exploring the Company’s strategic alternatives, including a potential sale of the Company.

In September 2008, Company management prepared certain projections for the results of the Company’s operations, including for the year ending December 31, 2008. Management also began to prepare a sensitivity analysis in respect of its projections to analyze a potential scenario in which the Company’s operating income is less than projected.

On September 15, 2008, Mr. Gerszberg and his advisors met with PJSC to discuss a potential transaction with the Company and the process for undertaking such a transaction.

On September 18, 2008, Mr. Gerszberg signed a confidentiality agreement and commenced due diligence of the Company. On September 24, 2008, the Board held a meeting at which the Board and PJSC discussed strategic alternatives and PJSC provided further updates as to its contacts with certain potentially interested parties. PJSC reported that it had met with Mr. Gerszberg, as well as his legal counsel and potential investors. PJSC also reported on its contacts with another possible buyer (“Bidder 2”). Bidder 2 expressed interest in effecting a transaction with the Company and requested additional information. Finally, PJSC reported to the Board that it had attempted to contact an additional party who may be interested in a transaction with the Company. The Company’s management presented to the Board certain projections for the results of the Company’s operations. The projections estimated operating income of $4.9 million from continuing operations for the year ending December 31, 2008 without taking into account expenses related to the Audit Committee Investigation (“Special Costs”). The Board authorized the delivery of these projections, along with numerous other diligence documents, to Mr. Gerszberg and Bidder 2.

On September 26, 2008, the Company made a presentation to the bank group lending under the Company’s credit facility. During the meeting, the Company presented revised projections and discussed the possibility that if business continued to erode during the fourth quarter of 2008, the Company may be in breach of certain covenants under its credit facility as of December 31, 2008.

On October 23, 2008, the Company received a non-binding letter of intent from Mr. Gerszberg offering to acquire the Company for a purchase price of $8.00 per Share. The terms of the letter of intent contemplated that the transaction would be consummated on or as close to December 1, 2008 as possible.

On October 27, 2008, Mr. Gerszberg met with Mr. Michael Culang, the Chief Executive Officer of the Company, and Mr. Jonathan Norwood, the Company’s Chief Financial Officer. PJSC also attended this meeting. At this meeting, the operations and financial condition of the Company were discussed.

On October 29, 2008, the Board held a meeting at which PJSC provided a further update as to its communications with Mr. Gerszberg and Bidder 2. PJSC indicated that Mr. Gerszberg continued to express serious interest in pursuing a transaction with the Company. The Board and PJSC discussed Mr. Gerszberg’s ability to obtain the financing necessary to consummate the transaction as proposed by Mr. Gerszberg, particularly within his time limitation for closing. PJSC also reported that it expected Bidder 2 to advise the Company by November 3, 2008 as to whether it would have interest in a transaction with the Company.

On October 30, 2008, Bidder 2 indicated to PJSC that it would not offer a purchase price per Share greater than $7.00. On October 31, 2008, the Company received a non-binding letter of intent from Bidder 2 offering to purchase the Company for a price of between $6.00 and $7.00 per Share. Bidder 2 indicated that it would not condition a transaction on the ability to obtain financing.

On November 3, 2008, the Board received a letter from NAF Holdings, LLC affirming its interest in acquiring the Company and offering, subject to certain conditions, to proceed with its due diligence and structuring of a transaction on a non-exclusive basis. On the same day, the Board met with Willkie Farr & Gallagher LLP (“Willkie Farr”), counsel to the Company, and PJSC to discuss the progress toward consummating a transaction. The Board weighed the offers made by Mr. Gerszberg and Bidder 2 against each other, including the difference in price and their respective abilities to consummate a transaction. The Board also considered the Company’s prospects in the event no transaction was consummated.

On November 5, 2008, the Board held a meeting and discussed PJSC’s further communications with Bidder 2 and Mr. Gerszberg. PJSC reported that Bidder 2 was willing to proceed only on an exclusive basis and showed no flexibility on its offered price. The Board decided to proceed with Mr. Gerszberg on a non-exclusive basis. The Company and NAF Holdings, LLC entered into an agreement requiring the Company to reimburse NAF Holdings, LLC for certain transaction expenses, subject to certain conditions, in the event that a definitive agreement was not reached.

On November 11, 2008, Willkie Farr delivered an initial draft of the Merger Agreement to the Company’s senior management.

On November 11, 2008, Mr. Gerszberg met with Mr. Culang to discuss the Company’s key personnel and operations. During the first two weeks of November 2008, Mr. Gerszberg met with a representative of the Company, to discuss the Company’s supply chain operations including its shipping and warehouse agreements.

On November 12, 2008, the Company’s senior management and Willkie Farr discussed the draft Merger Agreement. After such discussion, Willkie Farr delivered to the Board an initial draft of the Merger Agreement along with a written summary of the material provisions of the Merger Agreement.

On November 14, 2008, the Company’s management and Willkie Farr again discussed the Merger Agreement. Later that day, Willkie Farr provided a draft of the Merger Agreement to Day Pitney LLP (“Day Pitney”), legal counsel to Parent.

On November 18, 2008, Willkie Farr and Day Pitney discussed various legal due diligence matters and the process for finalizing the Merger Agreement. Day Pitney then delivered its due diligence request regarding legal matters to Willkie Farr. Willkie Farr and the Company subsequently provided numerous due diligence items to NAF Holdings, LLC, Parent and Day Pitney.

On November 21, 2008, the Board held a meeting during which PJSC reported that Mr. Gerszberg had indicated that he had made progress in his due diligence and with respect to securing commitments for the financing necessary to consummate the transaction. PJSC also reported that Bidder 2 contacted PJSC and expressed continued interest in a transaction with the Company if the Company would negotiate exclusively with Bidder 2.

On November 28, 2008, Willkie Farr received a revised draft of the Merger Agreement from Day Pitney and, over the following several days, Willkie Farr discussed the terms of the revised Merger Agreement with members of the Company’s management. Willkie Farr delivered a further revised draft of the Merger Agreement to Day Pitney on December 2, 2008.

On December 4, 2008, Willkie Farr and Day Pitney discussed various issues related to the Merger Agreement. Later that day, Willkie Farr provided the Board with a written summary of certain issues raised by Day Pitney.

On December 10, 2008, the Board held a meeting during which PJSC updated the Board on the status of discussions with Mr. Gerszberg. PJSC told the Board of the progress that Mr. Gerszberg said he had made in securing commitments for the financing necessary to consummate the transaction. In addition, the Board and Willkie Farr discussed the issues list that Willkie Farr distributed to the Board on December 4, 2008. Following this Board meeting, at the instruction of the Board, Willkie Farr and Day Pitney discussed various outstanding issues in respect of the Merger Agreement. Thereafter, Willkie Farr prepared and distributed a revised draft of the Merger Agreement to Day Pitney on December 17, 2008.

On January 7, 2009, the Board held a meeting during which PJSC further updated the Board on the progress that Mr. Gerszberg had made towards securing commitments for the financing necessary to consummate the acquisition of the Company. At this meeting, the Board, Willkie Farr and PJSC discussed the commitment letter received from Wells Fargo Trade Capital LLC (“Wells Fargo”) on December 19, 2008 pursuant to which Wells Fargo conditionally agreed to fund $37.5 million of an anticipated $75.0 million lending facility.

On January 9, 2009, Parent was formed as a wholly owned subsidiary of NAF Holdings, LLC.

On January 9, 2009, Parent provided to the Company a commitment letter from KEBA, LLC (“KEBA”) pursuant to which KEBA conditionally committed to provide up to $40.0 million to Parent to fund the acquisition of the Shares in the Offer. On January 12, 2009, Willkie Farr distributed to the Board a written summary of certain issues related to the commitment letter.

On January 14, 2009, the Board held a meeting during which the Board, PJSC and Willkie Farr discussed correspondence received from Parent, the status of the financing and the Merger Agreement. The Board also discussed the KEBA commitment letter. The Board also discussed an initial draft of the Company’s 2009 budget and requested that Company management prepare a sensitivity analysis before finalizing the budget. Mr. Jackson also informed the Board that he received correspondence from another buyer potentially interested in acquiring the Company (“Bidder 3”). The Board instructed Mr. Jackson to speak with Bidder 3 to ascertain its interest and instructed Willkie Farr to finalize the terms of a confidentiality agreement that Bidder 3 offered in anticipation of this discussion. The confidentiality agreement was executed and Mr. Jackson met with Bidder 3 later that day.

On January 15, 2009, Parent, PJSC and the Company, executed a confidentiality agreement pursuant to which PJSC and the Company agreed to maintain the confidentiality of information provided by Parent. Later that day, Parent provided to PJSC a financial model regarding its potential purchase of the Company.

On January 15, 2009, at Parent’s request, the Company provided to Parent its current estimates of operating results for the year ended December 31, 2008. The Company estimated an operating loss of $4.7 million from continuing operations for the year ended December 31, 2008 without taking into account Special Costs.

On January 16, 2009, the Board again held a meeting during which the Board, PJSC and Willkie Farr discussed recent correspondence with Parent.

On February 2, 2009, senior management of the Company learned that another buyer (“Bidder 4”) was potentially interested in consummating a transaction with the Company. Later that day a confidentiality agreement was executed with Bidder 4 and Mr. Culang met with representatives of Bidder 4 on February 3, 2009.

On February 3, 2009, the Company further revised the estimates for its results of operations for the year ended December 31, 2008 based on certain actual data then available. At such time, the Company estimated an operating loss of $6.1 million from continuing operations without taking into account Special Costs. On February 4, 2009, the Board held a meeting during which it discussed the revised estimates for the results of operations for the year ended December 31, 2008, the provision of this information to Parent and the potential breach of certain covenants under the Company’s credit facility. The Board also discussed the 2009 projected results of operations. The revised estimates for the results of operations for the year ended December 31, 2008 were provided to Parent on February 5, 2009 and subsequently to the other bidders.

On February 4, 2009, PJSC informed senior management that another buyer (“Bidder 5”) was potentially interested in effecting a transaction with the Company. A confidentiality agreement was executed between Bidder 5 and the Company on February 10, 2009.

On February 11, 2009, the Chairman of the Board requested that Company management prepare a liquidation analysis (the “Liquidation Analysis”) to assist the Board in considering strategic alternatives presented to it.

On February 13, 2009, Parent delivered to the Board a letter in which Parent reduced the offer of $8.00 per Share conveyed in its October 23, 2008 letter of intent to $5.55 per Share as result of market conditions in the apparel industry and changes in the Company’s financial position. Parent also delivered to the Board commitment letters pursuant to which Wells Fargo and Glenhill Special Opportunities Master Fund LLC (“Glenhill”) conditionally agreed to fund $30 million and $10 million (respectively) of a $40 million factoring and credit facility to become effective upon closing of the Merger. Parent also delivered the January 9, 2009 commitment letter of KEBA, the projected sources and uses of cash in respect of the transaction and a Buying Agency Agreement between NAF Holdings, LLC and Li & Fung (Trading) Limited pursuant to which Li & Fung agreed, among other things, to provide sourcing services to the Company and to cause back-stop letters of credit to be issued for letters of credit existing under the Company’s credit facility.

On February 13, 2009, Parent delivered to Willkie Farr a lending commitment letter pursuant to which Bank of America, N.A. (“Bank of America”) agreed to provide a 60-day term loan in the amount of $38 million to Keith Frankel, the owner of KEBA.

On February 15, 2009, Willkie Farr delivered to the Board a summary of certain issues in respect of the Wells Fargo and Glenhill commitment letters.

On February 15, 2009, the Board held a meeting during which PJSC updated the Board on the status with respect to each party who had expressed interest in consummating a transaction with the Company. PJSC noted that Bidder 2 remained interested in a potential transaction with the Company but would require the Company to proceed on an exclusive basis and had not proposed an acquisition price greater than that proposed by Parent. PJSC also informed the Board that Bidder 3, Bidder 4 and Bidder 5 had not conducted the level of due diligence performed by Parent. The Board, along with Willkie Farr and PJSC then proceeded to discuss the materials received from Parent on February 13, 2009. The Board instructed PJSC to propose a counter-offer to the price offered in the Parent’s letter of February 13, 2009. During the period from February 13, 2009 through February 20, 2009, advisors to the Company requested that Parent increase the Offer Price.

Following the February 15, 2009 Board meeting, Day Pitney delivered a revised draft of the Merger Agreement. On February 16, 2009, Willkie Farr discussed the terms of the revised Merger Agreement draft with members of the Company’s senior management, and later with Day Pitney.

On February 17, 2009, Willkie Farr, after having discussed the draft Merger Agreement with the Company’s management, met with Day Pitney and discussed the open terms of the Merger Agreement and the process for proceeding to its execution. Based on these discussions, Willkie Farr revised the Merger Agreement and delivered it along with a draft of the Company Disclosure Letter, to Day Pitney on February 18, 2009.

On February 18, 2009, the Company informed the Audit Committee of the potential impairment of its goodwill and write off of deferred tax assets due to the deterioration of the business in the fourth quarter of 2008 (the “Potential Impairments”), which could increase the Company’s 2008 net loss by at least $24.0 million for these non-cash charges.

On February 18, 2009, Day Pitney and Willkie Farr discussed the steps necessary to execute the Merger Agreement. On February 19, 2009 and February 20, 2009, Willkie Farr had conversations with members of the Board, the Company’s senior management and Day Pitney regarding open terms of the Merger Agreement. On February 20, 2009, Day Pitney delivered to Willkie Farr requested additions and changes to the Merger Agreement. Willkie Farr and Day Pitney also negotiated the terms of the personal guarantee of Mr. Gerszberg, contemplated by the Merger Agreement.

On February 20, 2009, PJSC was contacted by one of the Company’s significant stockholders (the “Stockholder”) to discuss a potential transaction with the Company. The Stockholder had previously contacted representatives of the Company regarding the Company and its prospects.

On February 20, 2009, the Board held a meeting during which Willkie Farr updated the Board on the status of the Merger Agreement and discussed the remaining provisions to be negotiated. Management informed the Board that as of December 31, 2008, the Company expected to be in breach of certain covenants under its credit facility. The Potential Impairments and the impact of these potential non-cash charges on the 2008 results were also discussed. PJSC also advised the Board that it had received further communication from a representative of Bidder 2 indicating that, based on the receipt of updated information regarding the Company, he did not believe that Bidder 2 would bid in excess of approximately $2.50 per Share. Based on Bidder 2’s reduced price and the progress made towards effecting a transaction with Parent, the Board concluded that a transaction with Bidder 2 was no longer competitive. PJSC also informed the Board that Bidder 3 had expressed interest in a combination with the Company in which, for each Share, the Company’s stockholders would receive $2.29 in cash and stock in the combined entity valued by Bidder 3 at $5.43. The Board instructed PJSC to continue its discussions with Bidder 3. The Board expressed concerns with proceeding with a transaction with Bidder 3, including the amount of cash per Share offered by Bidder 3, the uncertainty of this offer, the remaining diligence to be conducted by Bidder 3, the lack of diligence conducted by the Company with respect to Bidder 3, the financial condition of Bidder 3, the fact that the transaction would require an extended regulatory process, the extended time that it would take to negotiate and close a transaction with Bidder 3, the risk that the Company’s financial position would continue to deteriorate prior to completing a transaction with Bidder 3 and the risk associated with delaying a transaction with Parent. The Board also discussed the Stockholder and noted that the Stockholder had not provided the Board a binding commitment with respect to financing the transaction. Based on these facts and considerations and the fact that neither Bidder 4 nor Bidder 5 were in a position to make an offer for the acquisition of the Company, the Board decided to continue its discussions with Parent.

On February 21, 2009, Willkie Farr delivered to Day Pitney a draft of the Merger Agreement and Day Pitney provided its comments to the Company Disclosure Letter. Also on February 21, 2009, Willkie Farr spoke to legal counsel to KEBA regarding Mr. Frankel’s finances, the ability of KEBA to perform under its commitment letter to Parent and the relationship between Mr. Frankel and Bank of America. During this call, KEBA’s counsel informed Willkie Farr that Mr. Frankel had assets held at Bank of America in excess of KEBA’s commitments under its commitment letter and that certain conditions contained in the KEBA commitment letter would be revised to more closely track the conditions contained in the Merger Agreement.

On February 22, 2009, the 2009 sensitivity analysis was completed and delivered to members of the Board. This analysis estimated an operating loss of $2.3 million from continuing operation without taking into account Special Costs.

On February 22, 2009, Willkie Farr discussed with the Company’s management and Day Pitney various provisions of the Merger Agreement and the Company Disclosure Letter. Willkie Farr also delivered a revised draft of the documents to Day Pitney.

On February 23, 2009, the Company completed the Liquidation Analysis and provided it to members of the Board and PJSC. The estimated liquidation value per Share was less than the Offer Price. In addition to the estimated liquidation value of the assets of the Company and the settlement of its liabilities, in calculating the estimated liquidation value per Share, the Company considered the estimated cost of exiting its contractual obligations. As of February 20, 2009, these contractual obligations included, but were not limited to, obligations pursuant to real estate leases totaling approximately $67.7 million (net of future sublease payments), factory production orders with letter of credit requirements of approximately $22.8 million, and outstanding letters of credit for production orders of approximately $12.1 million. The Liquidation Analysis estimated that after the Company’s assets were liquidated and its obligations settled, the liquidation value per Share was less than the Offer Price. The Liquidation Analysis was not performed for the purpose of, and should not be used as, an indication or representation to any stockholder of the Company with respect to the actual amount that may be recovered by stockholders upon a liquidation of the Company. For other relevant considerations in respect of estimates or projections, see Section (c) “Reasons for the Recommendation” of this Item 4.

On February 23, 2009, the Company’s management contacted HSBC, the agent for the Company’s credit facility, and discussed the Offer and the Merger and also discussed the fact that, as of December 31, 2008, the Company was in breach of certain financial covenants in the Company’s credit facility.

On February 23, 2009, Willkie Farr and Day Pitney had a number of conversations regarding certain terms of the Merger Agreement and exchanged several revised drafts of the Merger Agreement. The Company also delivered to Parent a final draft of the Company Disclosure Letter and a commitment letter from KEBA dated February 23, 2009, which replaced the January 9, 2009 commitment letter. Day Pitney indicated that Parent would not increase the Offer Price.

On February 23, 2009, the Board convened a meeting to discuss the terms of the Offer, the Merger and the Merger Agreement. During this meeting Willkie Farr and the Board discussed the material terms of the Merger Agreement. Willkie Farr advised the Board with respect to the fiduciary duties applicable to the Board in connection with a sale of the Company. PJSC presented to the Board its analysis with respect to the fairness, from a financial point of view, to the stockholders of the Company, of the consideration to be received by such stockholders in the Offer and the Merger, and provided its oral opinion, later confirmed in writing, to the effect that, as of February 23, 2009, based upon and subject to the various assumptions made, matters considered and limitations set forth in the written opinion, the consideration proposed to be received by the holders of Shares in connection with the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders. Following discussion, the Board approved the Merger Agreement, the Offer and the Merger; determined that the terms of the Offer, the Merger and the Merger Agreement were advisable and fair to, and in the best interests of the holders of the Shares, with all members of the Board present at the meeting voting in favor of such approval.

The Board also approved the Offer and the Merger for the purposes of Section 203 of the DGCL such that Section 203 would not be applicable to Purchaser or its affiliates or associates or any “business combination” (as defined in Section 203) that may take place between Purchaser or its affiliates and associates and the Company. The Board also approved an amendment (the “Amendment”) to the Shareholder Rights Agreement, dated as of August 13, 2008 between the Company and Mellon Investor Services, LLC, as rights agent (the “Rights Agreement”). The Amendment, among other things, renders the Rights Agreement inapplicable to the Merger, the Offer, the Merger Agreement and the transactions contemplated thereby. The Amendment provides that the execution, delivery and performance of the Merger Agreement and/or any ancillary agreements, or the consummation of the Offer and/or Merger or other transactions contemplated by the Merger Agreement, will not result in either Parent or Purchaser being deemed an “Acquiring Person” (as such term is defined in the Rights Agreement) or give rise to any event that would result in the occurrence of a “Shares Acquisition Date” or a “Distribution Date” (as those terms are defined in the Rights Agreement). If the Merger Agreement is terminated, the changes to the Rights Agreement pursuant to the Amendment will be of no further force and effect.

Following this meeting, the Merger Agreement was executed. The transaction was publicly announced on February 24, 2009.

(c)	Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and making its recommendations to the holders of Shares, the Board consulted with the Company’s management, legal counsel and financial advisor and considered a number of factors, including the following material factors which the Board viewed as supporting its recommendation.

•	Financial Condition and Prospects of the Company. The Board considered the Company’s current and historical financial condition, results of operations, business, prospects and strategy, especially the risks and uncertainties associated with the implementation of the Company’s strategic plans, particularly in light of the current and foreseeable conditions in the apparel market. The Board considered the significant losses incurred by the Company, the continued worsening of the economy, particularly the retail and apparel industries, as well as recent bankruptcy filings by several significant retail customers and the Company’s competitive position with respect to its competitors. The Board concluded that the sale transaction provided a better alternative to the Company’s stockholders than going forward as an independent entity as a result of the risks and uncertainties associated with the implementation of the Company’s strategic plans and the worsening economy.

•	Capital Resources of the Company. The Board considered the fact that the Company is in default under the Company’s credit facility and further considered that there is no assurance that the Company would be able to obtain a waiver with respect to such default or secure alternate financing on terms favorable to the Company, or at all. The Board concluded that the Company could not operate its business in the absence of adequate financing.

•	Deteriorating Operations. The Board considered the Company’s deteriorating sales and profitability, including the decrease in net sales, gross profits and operating income since January 2006. The Board further considered the potential that the deterioration of the Company’s operations may continue for an indeterminate period. The table on the following page illustrates certain unaudited summary information regarding the Company’s results of operations for the fiscal years ended 2005 to 2008 and projections for 2009.

Selected Financial Data(4)
(Unaudited)

	Year Ended December 31,
							2009
	2005	2006	2007	2008		2009	Sensitivity
	Actual	Actual	Actual	Estimated		Projection	Analysis
	(In thousands)

Statement of Operations Data:
Net sales(1)	$322,368	$280,158	$257,046	$240,901		$193,956	$187,482
Gross profit(1)	77,529	71,454	64,048	52,201		47,067	41,980
Gross profit percentage(1)	24.0%	25.5%	24.9%	21.7%		24.3%	22.4%
Income (loss) from operations before special costs and recovery of improper payments(1)	14,834	12,198	6,063	(12,602	)(2)	1,676	(2,256)

Pre-tax (loss) from discontinued operations	(450)	(1,545)	(4,977)	(3,645)		—	—

Net income (loss)	$11,414	$4,302	$(4)	$(27,994	)(3)	$1,053	$(2,879)

	2005	2006	2007	2008	2009	2009
	Actual	Actual	Actual	Estimated	Projection	Sensitivity Analysis

Balance Sheet Data:
Cash and short term investments:(1)	$75,845	$70,210	$48,431	$35,098	$34,057	$30,199
Working capital(1)	91,403	88,041	81,467	62,079	62,273	58,341

(1)	Excludes discontinued operations of David Brooks, Marisa Christina, and Shane Hunter

(2)	Includes impairment of goodwill of $6.2 million with the remaining goodwill of $2.0 million continuing to be evaluated for additional impairment

(3)	Includes impairment of goodwill of $6.2 million, Special Costs of $3.0 million and write-off of $18.4 million of deferred tax assets

(4)	The information presented above is unaudited. For additional information, please see the Company’s annual and quarterly reports filed with the SEC, including the audited financial statements as of and for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 and the notes thereto.

The foregoing analysis includes certain financial forecasts, projections or estimates which were not prepared with a view toward public disclosure, and shareholders should not unduly rely on such forecasts. The summary of these forecasts is not being included in this Solicitation/Recommendation Statement on Schedule 14D-9 to influence your decision whether to tender your shares in the Offer, but solely because these forecasts were made available by the Board in its consideration of the Offer and the Merger. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. The forecasts also reflect assumptions as to certain business decisions that are subject to change. Accordingly, actual results are likely to vary significantly from those set forth in these forecasts. In addition, these forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The Company does not intend to make publicly available any update or other revisions to any of the forecasts to reflect circumstances existing after the date of preparation of the forecasts or the occurrence of unanticipated events, even if the forecasts are inaccurate.

The projected financial information included in this Solicitation/Recommendation Statement on Schedule 14D-9 was prepared by the Company’s management and its independent accountants have neither examined nor compiled the accompanying prospective financial information and, accordingly, the Company’s independent accountants have not expressed an opinion or any other form of assurance with respect thereto.

For the foregoing reasons, as well as the bases and assumptions on which the financial projections were compiled, the inclusion of specific portions of the financial projections in this Solicitation/Recommendation on Schedule 14D-9 should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such.

•	Most Attractive Share Price Available At This Time. The Board explored other strategic alternatives to maximize value for stockholders. The Board considered that Bidder 2 indicated that the best price that it would offer was approximately $2.50 per Share. The Board also considered the results of the Liquidation Analysis which estimated that, after the Company’s assets were liquidated and obligations settled, the liquidation value per Share was less than the Offer Price. The Board concluded that there were no strategic or other transactional alternatives more favorable than the Offer and the Merger. In the process, the Board became confident that the Offer Price of $5.55 per Share in cash was the best available for the stockholders.

•	Public Company Burdens. The Board considered the compliance, accounting, insurance, regulatory and other costs associated with being a public company. The Board also considered the difficulties involved with pursuing the Company’s strategic plans, which will result in the Company continuing to reduce its cash reserves. Such investment would, the Board believed, likely reduce earnings and cash.

•	Terms of Merger Agreement. The Board considered the terms of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties, as well as the termination fees and expense reimbursements payable by the Company under certain circumstances, and concluded that such terms and termination fees and expense reimbursements are, as a whole, as favorable as would be available to the Company in another strategic transaction.

•	No Financing Condition. The Board considered the lack of a financing condition in the Merger Agreement and Parent’s and Purchaser’s representations regarding Parent’s and Purchaser’s ability to purchase Shares pursuant to the Offer and to consummate the Merger and perform its obligations under the Merger Agreement.

•	Opinion of Peter J. Solomon Co. The Board considered the financial analyses and opinion of PJSC delivered orally to the Board on February 23, 2009, and subsequently confirmed in writing, to the effect that, as of February 23, 2009, based upon and subject to the various assumptions made, matters considered and limitations set forth in the written opinion, the consideration proposed to be received by the holders of Shares in connection with the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders. The written opinion of PJSC, dated February 23, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Statement as Annex B and is incorporated herein by reference. PJSC provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. PJSC’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. For a further discussion of PJSC’s opinion, see “Opinion of the Company’s Financial Advisor” below.

•	Historical Trading Prices; Premium to Market Price. The Board considered the current and historical market prices of the Shares and the fact that the Offer Price of $5.55 net per Share represented an approximately 200% premium above the closing price of the Company’s common stock on February 23, 2009, the last trading day prior to announcement of the Offer. The Board also considered that the Offer Price of $5.55 per Share represented a premium of approximately 11% over the purchase price of $5.00 per share of Common Stock that was paid to Mr. Kuttner, who owned approximately 30% of the Company’s outstanding Shares, in connection with the Settlement. Immediately prior to the Settlement payment to Mr. Kuttner, the Shares traded at $6.24 per Share.

•	Opportunity for Liquidity. The Board considered that the delisting of the Shares from the NASDAQ Global Market, the uncertainty as to when the Shares may be re-listed on the NASDAQ Global Market and the ownership concentration of a substantial majority of the Shares by less than 25 stockholders has resulted in limited opportunities for liquidity for owners of Shares. The Board considered that the Offer and the Merger provide the Company’s stockholders an opportunity to sell their Shares in circumstances in which the sale of such Shares would otherwise be difficult.

•	Cash Tender Offer; Certainty of Value. The Board considered the fact that the form of consideration to be paid to holders of Shares in the Offer and the Merger would be cash, thereby providing the Company’s stockholders with the certainty of the value of their consideration and the ability to realize immediate value for their Shares.

•	Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a tender offer for all Shares, which should allow stockholders to receive the transaction consideration in a relatively short time, followed by the Merger, in which stockholders will receive the same consideration as received by stockholders who tender their shares in the Offer.

•	Top-Up Option. The Board considered that Parent had been granted an option (“Top-Up Option”) to purchase from the Company at a price per Share equal to the Offer Price that number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Purchaser at the time of such exercise, constitutes greater than 90% of the then outstanding Shares (taking into account the issuance of Shares pursuant to the Top-Up Option), and that this could permit Purchaser to consummate the Merger more quickly as a short-form merger under Delaware law.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the Company’s ability under certain circumstances to engage in negotiations or discussions with, and to provide information to, any third party that, after the date of the Merger Agreement, has made a bona fide “Takeover Proposal” (as defined in the Merger Agreement) that the Board determines in good faith (after consultation with its financial advisor and counsel) is reasonably expected to lead to a Superior Proposal (as defined in the Merger Agreement).

•	Ability to Terminate the Merger Agreement to Accept a Superior Proposal. The Board considered the Company’s ability, following receipt of a Superior Proposal after the date of the Merger Agreement, to change its recommendation with respect to the Offer or the Merger and terminate the Merger Agreement if certain conditions are satisfied.

•	Regulatory Approvals. The Board considered the fact that the Merger Agreement provides that each of Parent and Purchaser will promptly make and effect all registrations, filings and submissions required to be made or effected by it pursuant to the Exchange Act and other applicable legal requirements with respect to the Offer and the Merger, and execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

•	Termination Fee. The Board considered the termination fee of $1.6 million which could become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal or if Parent terminates the Merger Agreement because the Board changes its recommendation with respect to the Offer or the Merger, was unlikely to be a significant deterrent to competing Takeover Proposals.

•	Dissenters’ Rights. The Board considered the availability of dissenters’ rights with respect to the Merger for the Company’s stockholders who properly exercise their rights under Delaware law, which would give the Company’s stockholders the ability to dispute that the merger consideration (equal to the Offer Price) is the “fair value” of their Shares at the completion of the Merger.

(d)	Reasons Against the Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, and making its recommendation to the holders of Shares, the Board consulted with the Company’s senior management, legal counsel and financial advisor and considered a number of factors, including the following potentially negative factors:

•	Failure to Close. The Board considered that the conditions to Parent’s and Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events beyond the Company’s control. The Board also considered the fact that, if the Offer and the Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, vendors, and employees, that the Company’s relationship with its lenders could be adversely affected and that the trading price of the Shares could be adversely affected. The Board considered that another party is unlikely to be interested in acquiring the Company if there were a failure to close the Offer. The Board also considered the fact that, if the Offer and the Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort which would have otherwise been available to the operations of the business of the Company and the Company will have incurred significant transaction costs in attempting to consummate the transaction.

•	Public Announcement of the Offer and the Merger. The Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and the Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel. The Board also considered the effect of these matters on Parent and Purchaser and the risks that any adverse reaction to the transactions contemplated by the Merger Agreement could adversely affect Parent’s and Purchaser’s willingness to consummate the transactions contemplated by the Merger Agreement.

•	Pre-Closing Covenants. The Board considered that, under the terms of the Merger Agreement, during the period prior to the closing of the Merger, the Company’s operations will be restricted in many respects, including the obligation that the Company not take a number of actions related to the conduct of its business without the prior written consent of Purchaser. The Board considered the Parent’s rights under the Merger Agreement to access the operations of the Company during the period prior to closing of the Merger. The Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Restrictions; Termination Fee; Expenses. The Board considered the restrictions that the Merger Agreement imposes on actively soliciting competing bids after its execution, and the requirement under the Merger Agreement that the Company would be obligated to pay a termination fee of $1.6 million under certain circumstances. The Board considered that the termination fee may deter other potential acquirers from proposing alternative transactions. The Board also considered that the Merger Agreement provides for the reimbursement under certain circumstances of Parent’s and Purchaser’s documented out-of-pocket expenses, in an amount not in excess of $1 million.

•	Cash Consideration. The Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company stockholders from participating in any value creation that the Company generates in the future.

•	Tax Treatment. The Board considered the fact that gains from this transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described in Item 3 above.

•	Assets of Parent and Purchaser. The Board considered the fact that Parent and Purchaser may not have sufficient assets to satisfy their obligations under the terms of the Merger Agreement, and the Company’s only recourse to satisfy Parent’s and Purchaser’s obligations under the Merger Agreement may be in the form of a guarantee made by Efrem Gerszberg in favor of the Company pursuant to which he is guaranteeing the obligations of Parent and Purchaser under the Merger Agreement, including the obligation to deliver the Offer Price.

•	Gerszberg Guarantee. The Board considered the fact that Mr. Gerszberg may not have sufficient assets to satisfy his obligations pursuant to the Guarantee and that the Company’s recourse in the event of a breach by Parent or Purchaser may be limited.

•	Financing is Not Guaranteed. The Board considered the fact that Parent’s and Purchaser’s ability to finance the purchase of the Shares is not guaranteed, but is supported only by a financing commitment letter from KEBA which, in turn, is supported by a loan commitment letter from Bank of America, N.A. The Board considered the fact that the Company is not a party to either of these commitment letters.

•	Parent’s Termination Right if the Minimum Tender Condition is not Satisfied. The Board considered Purchaser’s right not to accept for payment or, subject to any applicable rules and regulations of the SEC, to pay for any Shares tendered pursuant to the Offer in the event that the sum of the number of Shares tendered, when added to the Shares owned by Parent, Purchaser or any of their respective Affiliates upon the expiration of the Offer and the maximum number of Shares issuable pursuant to the Top-Up Option, does not equal greater than 90% of the Shares of Common Stock then outstanding.

•	Available Funds. The Board considered the fact that Parent’s obligation to accept for payment or, subject to any applicable rules and regulations of the SEC, to pay for any Shares tendered pursuant to the Offer, is conditioned on the Company having no less than $38 million (less certain amounts designated by Parent) in accounts of the Company or deposited in escrow by the Company.

•	Licensor Consent. The Company is party to a license agreement with a significant licensor providing for, among other things, the license by the Company of a certain trademark for use on certain of the Company’s products. The Board considered Parent’s right not to accept for payment or, subject to any applicable rules and regulations of the SEC, to pay for any Shares tendered pursuant to the Offer if the consent of the licensor is not obtained with respect to the change of control of the Company that would occur upon the acceptance for payment of the Shares pursuant to the Offer.

The Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweigh the risks of the Offer and the Merger and provide the maximum value to stockholders.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different factors.

(e)	Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter, dated September 5, 2008, between PJSC and the Company, the Board engaged PJSC to act as its financial advisor with respect to a possible merger or similar transaction involving the Company and, if requested by the Board, to render to the Board an opinion as to the fairness, from a financial point of view, to the stockholders of the Company of the consideration to be received in the Offer and the Merger.

At a meeting of the Board held on February 23, 2009, PJSC rendered its oral opinion to the Board, which opinion was subsequently confirmed by delivery of a written opinion, to the effect that, as of February 23, 2009 and based upon and subject to various assumptions made, matters considered and limitations set forth in such opinion, the consideration proposed to be received by the holders of Shares in connection with the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to the holders of Shares.

The full text of PJSC’s opinion, dated February 23, 2009, which sets forth assumptions made, procedures followed, matters considered, limitations on and scope of the review undertaken by PJSC in rendering PJSC’s opinion, is attached as Annex B. PJSC’s opinion was directed only to the fairness, from a financial point of view, as of February 23, 2009, to the holders of Shares of the consideration proposed to be received by the holders of Shares in connection with the Offer and the Merger pursuant to the Merger Agreement, was provided to the Board in connection with its evaluation of the Offer and the Merger, did not address any other aspect of the Offer or the Merger and did not, and does not, constitute a recommendation to any holder of Shares or any other person as to whether such holder should accept the Offer or how such holder or person should vote or act on any matter relating to any part of the Offer and the Merger pursuant to the Merger Agreement. The summary of PJSC’s opinion set forth in this Solicitation/Recommendation Statement on

Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion, which is incorporated herein by reference. Holders of Shares are encouraged to read PJSC’s opinion carefully and in its entirety.

In connection with PJSC’s opinion, PJSC:

•	reviewed certain publicly available financial statements and other information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain financial projections for the Company prepared by the management of the Company;

•	discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

•	reviewed the reported prices and trading activity of Shares;

•	compared the financial performance and condition of the Company and the reported prices and trading activity of Shares with those publicly available of certain other publicly traded companies that PJSC considered relevant;

•	reviewed publicly available information regarding the financial terms of certain transactions that PJSC considered relevant, in whole or in part, to evaluating the Offer and the Merger;

•	participated in certain discussions among representatives of each of Parent and the Company;

•	reviewed a copy of the Merger Agreement; and

•	performed such other analyses, and considered such other information and financial, economic and market criteria, as PJSC deemed appropriate.

PJSC expressed no view as to, and its opinion does not address, the underlying business decision of the Company to effect the Offer and the Merger, the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. PJSC also expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer or the Merger, or any class of such persons, relative to the consideration to be received by the holders of Shares pursuant to the Merger Agreement. Further, PJSC expressed no opinion as to the prices at which shares of Shares may trade at any time. In addition, PJSC expressed no view as to, and its opinion does not address, solvency or lack thereof, or the impact of the Offer or the Merger or related financings on solvency.

In connection with PJSC’s engagement and at the direction of the Company, PJSC held discussions with a limited number of third parties to solicit indications of interest in a merger or other business combination transaction involving the Company.

The following summarizes the material financial analyses performed by PJSC and reviewed with the Board on February 23, 2009 in connection with the delivery of PJSC’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand PJSC’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of PJSC’s financial analyses.

Analysis of Selected Publicly Traded Comparable Companies

Using publicly available information, PJSC performed a comparable companies analysis to determine (1) what Company valuation would be if Shares traded in the valuation range of certain comparable apparel companies and (2) what Company valuation would be if Shares traded in such range and was to receive a premium to this valuation consistent with premiums received by other publicly traded companies in cash acquisitions valued between $10 million and $100 million since February 20, 2006. PJSC reviewed and compared selected financial data of the

Company with similar data using publicly available information for the following publicly traded companies in the apparel industry, which have operations that, for purposes of PJSC’s analysis, PJSC deemed similar to operations of the Company based on PJSC’s experience:

Comparable Group I (Enterprise Value Less Than $350 million)

Delta Apparel, Inc.
G-III Apparel Group, Ltd.
Kenneth Cole Productions Inc.
Oxford Industries Inc.
Perry Ellis International Inc.
Volcom Inc.

Comparable Group II (Enterprise Value Greater Than $650 million)

Columbia Sportswear Company
Jones Apparel Group, Inc.
Liz Claiborne, Inc.
Phillips-Van Heusen Corp.
Polo Ralph Lauren Corp.
VF Corp.
Warnaco Group Inc.

For each of these companies, PJSC calculated and compared various financial multiples and ratios, including, among others:

(1)	enterprise value (which represents total equity value plus book values of total debt, preferred stock and minority interests less cash) as a multiple of each of:

earnings before interest and taxes (which is commonly referred to as “EBIT”), and earnings before interest, taxes, depreciation and amortization (which is commonly referred to as “EBITDA”),

for the selected companies, for the last twelve months (which is commonly referred to as “LTM”), for the most recently available quarterly information as of February 22, 2009, and for projected calendar year 2009, and

(2)	recent stock price per share as a multiple of earnings per share (which is commonly referred to as “EPS”), for LTM and for projected calendar years 2009 and 2010; based upon the closing stock prices as of February 20, 2009.

For purposes of this analysis, PJSC obtained the projected EPS, EBIT and EBITDA estimates for the public comparable companies by using the mean of Wall Street analysts’ estimates as reported by Thomson One Analytics on February 20, 2009 for the selected companies.

Based on this data, as of February 22, 2009, PJSC developed a summary valuation analysis based on a range of trading valuation multiples and ratios for the selected comparable companies. This analysis resulted in the following ranges of implied multiples and ratios:

Range of Implied
Enterprise Value as a Ratio of:	Trading Multiples

LTM EBITDA	3.0x — 5.0x
LTM EBIT	4.0x — 6.0x
FY 2009 EBITDA	3.5x — 5.0x
FY 2009 EBIT	4.5x — 6.5x

Range of Implied
Equity Value as a Ratio of:	Trading Multiples

LTM EPS	4.5x — 10.0x
CY 2009 EPS	4.5x — 10.0x
CY 2010 EPS	4.0x — 10.0x

PJSC then calculated a range of implied equity values per Share using the range of multiples and ratios from the selected companies and applying them to Company financial statistics, both excluding and including a “control premium.” For this calculation, the Company’s historical financial statistics were obtained from the Company’s historical financial statements, and the Company’s projected financial statistics, which were provided to PJSC by Company management. The per share values were based on the number of Shares outstanding as of October 31, 2008. PJSC used a control premium of 25.9%, which was the median control premium paid (five days prior to closing) in cash acquisition transactions valued between $10 million and $100 million since February 20, 2006, as reported by Thomson Financial.

Based on this analysis, PJSC derived reference ranges of implied equity values per Share of $2.00 to $6.50, excluding a control premium, and $2.50 to $8.25, including a control premium that resulted from this analysis. PJSC noted that the proposed Offer Price and Merger consideration per Share pursuant to the Merger Agreement was $5.55, within the range of implied equity values of the selected companies.

Analysis of Selected Precedent Transactions

To analyze the proposed Offer Price and Merger consideration per Share pursuant to the Merger Agreement relative to the consideration received by stockholders in selected other similar precedent transactions, PJSC prepared an analysis of selected precedent transactions in the apparel industry that, for purposes of PJSC’s analysis, PJSC deemed similar to the Offer and the Merger based on PJSC’s experience.

The list of transactions reviewed included (referred to below by the acquiror and target in the transaction, respectively):

•	Gerard Guez and Todd Kay/Tarrant Apparel Group

•	Li & Fung Ltd./Oxford Industries Inc. — Womenswear Group

•	Li & Fung Ltd./Regatta USA LLC

•	New Wave Group AB/Cutter & Buck Inc.

•	Phillips-Van Heusen Corp./Superba, Inc.

•	Randa Corp./Badanco Enterprises, Inc.

•	Taylor Made Golf Company, Inc./Ashworth Inc.

•	The Millwork Trading Company, Ltd. (Li & Fung Ltd.)/Briefly Stated, Inc.

•	The Stride Rite Corporation/Saucony, Inc.

•	Youngor Group Co., Ltd./Smart Shirts Limited

PJSC calculated the enterprise value in each of these transactions as a multiple of LTM, EBITDA and EBIT. This analysis resulted in the following ranges of multiples and ratios:

Range of
Enterprise Value as a Ratio of:	Implied Multiples

LTM EBITDA	4.0x — 6.0x
LTM EBIT	5.0x — 8.0x

PJSC then calculated a range of implied equity values per Share using the multiples and ratios from the precedent transactions and applied them to the financial statistics of the Company. For this calculation, Company historical financial statistics were obtained from the Company’s historical financial statements, and the Company’s projected financial statistics, which were provided to PJSC by Company management. The per share values were based on the number of Shares outstanding as of October 31, 2008.

Based on this analysis, PJSC derived a reference range of implied equity values per Share of $5.00 to $7.25. PJSC noted that the proposed Offer Price and Merger consideration per Share pursuant to the Merger Agreement was $5.55.

Discounted Cash Flow Analysis

PJSC performed a discounted cash flow analysis to calculate theoretical per Share value based on the value of the forecasted future free cash flows of the Company, as estimated and provided by Company management for fiscal years 2009 to 2013.

In performing its discounted cash flow analysis, PJSC considered various assumptions that it deemed appropriate based on a review with Company management of the Company prospects and risks. PJSC believed it appropriate to utilize various discount rates ranging from 13% to 15%, and EBITDA terminal value multiples ranging from 3.0x to 5.0x. PJSC determined to use these discount rates because they reflected the range of weighted average cost of capital to the Company and other companies deemed comparable to the Company by PJSC in its professional judgment.

Based on this analysis, PJSC derived a reference range of implied equity values per share of Company Common Stock of $7.00 to $8.75 in the Company management base case, and $4.00 to $5.50 in the Company management sensitivity case that resulted from this analysis. PJSC noted that the proposed Offer Price and Merger consideration per Share pursuant to the Merger Agreement was $5.55.

Miscellaneous

PJSC assumed and relied upon the accuracy and completeness of the information reviewed by PJSC for the purposes of PJSC’s opinion and did not assume any responsibility for independent verification of such information. With respect to the financial projections, PJSC assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. PJSC did not assume any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor was PJSC furnished with any such valuation or appraisal. PJSC’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to PJSC as of, February 22, 2009. PJSC has no obligation to update its opinion to take into account events occurring, or information that may become known to PJSC, after the time that PJSC’s opinion was delivered to the Board.

PJSC assumed that all representations and warranties set forth in the Merger Agreement are and will be true and correct as of all of the dates made or deemed made, that all parties to the Merger Agreement will comply with all covenants of such party thereunder, that the Offer and the Merger will be consummated in accordance with their respective terms, without waiver, modification or amendment of any material term, condition or agreement, that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Offer and the Merger, and that Parent will obtain the necessary financing to effect the Offer and the Merger in accordance with the terms of financing commitments in the forms provided by Parent. PJSC is not a legal, tax or regulatory advisor and PJSC relied upon, without independent verification, the assessments of the Company and its legal, tax and regulatory advisors with respect to such matters.

In arriving at its opinion, PJSC performed a variety of financial analyses, the material portions of which are summarized above. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, PJSC did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to significance and relevance of each analysis and factor. Accordingly, PJSC believes that its analyses must be considered as a whole and that selecting portions of its analyses or of the summary set forth above, without considering all such analyses, could create an incomplete view of the process underlying PJSC’s opinion.

In performing its analyses, PJSC relied on numerous assumptions made by the management of the Company and made numerous judgments of its own with regard to current and future industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. The analyses performed by PJSC are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of PJSC’s analysis of the fairness, from a financial point of view, to the holders of Company Common Stock of the consideration proposed to be received by the holders of Shares in connection with the Offer or the Merger pursuant to the Merger Agreement, and were provided to the Board solely in connection with the delivery of PJSC’s opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which may be higher or lower than the consideration proposed to be received by the holders of Company Common Stock in connection with the Offer or the Merger pursuant to the Merger Agreement, and which are inherently subject to uncertainty. Because such analyses are inherently subject to uncertainty, PJSC does not assume responsibility for their accuracy.

With regard to the comparable public company analysis and the precedent transactions analysis summarized above, PJSC selected such public companies on the basis of various factors for reference purposes only; however, no public company or transaction utilized as a comparison is identical to the Company or the Offer or the Merger. Accordingly, an analysis of the foregoing was not mathematical; rather, it involved complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the acquisition or public trading values of the selected companies and transactions to which the Company and the Offer and the Merger were being compared. The consideration proposed to be received by the holders of Company Common Stock in connection with the Offer and the Merger pursuant to the Merger Agreement was determined through negotiations between Parent and the Board, and was approved by the Board. PJSC did not recommend any specific consideration to the Board or that any given consideration constituted the only appropriate consideration for the Offer and the Merger. In addition, as described elsewhere in this Solicitation/Recommendation Statement on Schedule 14D-9, PJSC’s opinion was one of many factors taken into consideration by the Board in evaluating the Offer and the Merger. Consequently, the PJSC analyses described above should not be viewed as determinative of the opinion of the Board with respect to the Offer and the Merger.

The financial advisory services PJSC provided to the Board in connection with the Offer and the Merger were not limited to the delivery of its opinion. PJSC acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for its services, a substantial portion of which is contingent upon the closing of the Offer and the Merger and a portion of which became payable upon the delivery of PJSC’s opinion. In addition, the Company has also agreed to reimburse PJSC for its out-of-pocket expenses, including fees and disbursements of its counsel, incurred in connection with its engagement and to indemnify PJSC and certain related persons against liabilities and expenses, including liabilities under the federal securities laws, relating to or arising out of its engagement. In the past two years, PJSC has provided financial advisory services to the Company and has received fees for rendering these services.

(f)	Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated September 5, 2008 (the “Engagement Letter”), the Company retained Peter J. Solomon Company, L.P. (the “Financial Advisor”) as its financial advisor in connection with the Offer and the Merger and to provide a financial opinion letter in connection with the Merger Agreement, the Offer and the

Merger, which is filed hereto as Annex B and is incorporated herein by reference. Pursuant to the Engagement Letter, the Company agreed to pay the Financial Advisor (i) an engagement fee of $25,000, which was paid upon execution of the Engagement Letter (the “Engagement Fee”) (ii) a monthly retainer of $25,000, payable on the first business day of each month commencing on October 1, 2008 (the “Retainer”) (iii) a fee of $400,000 for the services rendered by the Financial Advisor in connection with rendering the Fairness Opinion (the “Opinion Fee”) and (iv) a transaction fee (the “Transaction Fee”) of $1,125,000, less the Opinion Fee and less 50% of (a) the Engagement Fee and (b) all fees paid under the Retainer. Payment of the Transaction Fee is contingent upon the consummation of the Offer and the Merger. The Company has also agreed in the Engagement Letter to reimburse the Financial Advisor for all reasonable out-of-pocket expenses incurred in performing its services and to indemnify the Financial Advisor and certain related persons from and against any losses, claims or proceedings including stockholder actions, damages, judgments, assessments, investigation costs, settlement costs, fines, penalties, arbitration awards, other liabilities, costs, fees and expenses relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the last sixty days by the Company or any of its subsidiaries or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization.

Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information to be Furnished.

(a)	Section 203 of the Delaware General Corporation Law.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time that such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock, those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which that person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. However, by its terms, Section 203 is not applicable if the subject corporation does not have a class of voting stock that is: (i) listed on a national securities exchange; or (ii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder. To the extent that Section 203 is applicable to the Company, the Board approved the transaction for Section 203 purposes and resolved that the Purchaser and its affiliates would not be deemed an “interested stockholder” by virtue of the consummation of the Offer and the Merger.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. The Merger Agreement provides that if any takeover, business combination, control share acquisition, fair price, moratorium or similar statutes is or becomes applicable to the Merger Agreement, Parent, Purchaser and the Company are obligated to (i) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in the Merger Agreement and (ii) otherwise act to eliminate or minimize the effects of such takeover statute.

(b)	Appraisal Rights.

Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such holder’s Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Appraisal Shares”) will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares may be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares and the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares shall be deemed to have been converted at the effective time of the Merger into, and to have become, the right to receive the Offer Price.

The Company shall serve prompt notice to Parent and Purchaser of any written demands for appraisal of any Shares, and Parent shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent and Purchaser, make any payment with respect to, or settle or offer to settle any such demands or approve any withdrawal or other treatment of any such demands.

(c)	Antitrust Compliance

The Hart-Scott-Rodino Act (the “HSR Act”) generally provides that the acquisition of shares by an acquiror may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. Upon an analysis of the terms of the Offer and the Merger, a review of the rules promulgated by the FTC under the HSR Act and correspondence with certain FTC personnel, Parent, Purchaser and the Company are not required to make a filing of a Notification and Report Form with the Division and the FTC.

(d)	Minimum Tender Condition; Top-Up Option.

Subject to the terms of the Merger Agreement, it is a condition (the “Minimum Tender Condition”) to Purchaser’s obligation to accept for payment the Shares tendered in the Offer that the number of shares of Common Stock validly tendered and not withdrawn prior to the expiration of the Offer, when added to the shares of Common Stock (if any) owned by the Parent, the Purchaser or any of their respective Affiliates upon the expiration of the Offer and the maximum number of shares issuable in the Top-Up Option (defined below) (after giving effect to the issuance thereof) equals at least one share more than 90% of the shares of Common Stock then outstanding on a fully diluted basis. Based on the current number of shares of Common Stock authorized for issuance under the Company’s certificate of incorporation and the number of shares currently outstanding, approximately 82% of outstanding shares of Common Stock must be tendered in the Offer in order for the Minimum Tender Condition to be satisfied. The Company has granted Parent and Purchaser an option (the “Top-Up Option”) to purchase from the Company, at a price per share equal to the Offer Price, the lesser of (i) a number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of such exercise, will constitute one Share more than 90% of the total number of Shares then outstanding (assuming the issuance of the Shares purchased under the Top-Up Option) or (ii) the aggregate number of Shares that the Company is authorized to issue under the Company’s Restated Articles of Incorporation (as amended), but that are not issued and outstanding (and not otherwise subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The purchase price may be paid by Parent or Purchaser, at its election, either entirely in cash or by executing and delivering to the Company a promissory note having a principal amount equal to the purchase price. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

(e)	Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. In the event that the Minimum Tender Condition is satisfied, and the Purchaser exercises its Top-Up Option for the full amount of Shares authorized under the Company’s Restated Articles of Incorporation (as amended) but unissued, including treasury shares, Purchaser will hold more than 90% of the total number of Shares then outstanding. Under Section 253 of the DGCL, if Purchaser holds at least 90% of the outstanding Shares (including shares purchased pursuant to the Offer and by Purchaser’s exercise of the Top-Up Option or otherwise), Purchaser will be able to consummate the Merger without a vote by the Company’s stockholders. The Merger Agreement does not contemplate an obligation to consummate the Merger if Purchaser does not hold, even after exercise of the Top-Up Option, at least 90% of the outstanding Shares.

(f)	Section 14(f) Information Statement

The Information Statement attached as Annex A to this Statement is being furnished pursuant to Section 14(f) under the Exchange Act in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated herein by reference.

Item 9.	Exhibits.

INDEX TO EXHIBITS

Exhibit No.

Exhibit (a)(1)	Offer to Purchase, dated February 27, 2009 (incorporated by reference to Exhibit(a)(1)(i) to the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with respect to the Company on February 27, 2009 (the “Schedule TO”))
Exhibit (a)(2)	Letter of Transmittal, dated February 27, 2009 (incorporated by reference to Exhibit(a)(1)(ii) to the Schedule TO)
Exhibit (a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO)
Exhibit (a)(4)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO)
Exhibit (a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO)
Exhibit (a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO)
Exhibit (a)(7)	Press release by Hampshire Group, Limited, dated February 24, 2009, announcing execution of the Tender Offer Agreement by NAF Holdings II, LLC, NAF Acquisition Corp. and Hampshire Group, Limited (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO)
Exhibit (a)(8)	Letter to Stockholders of the Company dated March 3, 2009
Exhibit (e)(1)	Opinion of Peter J. Solomon Company L.P., dated February 23, 2009 (incorporated by reference to Annex B of this Schedule 14D-9)
Exhibit (e)(2)	Agreement and Plan of Merger dated as of February 23, 2009, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit(d)(1)(A) to the Schedule TO)
Exhibit (e)(3)	The Information Statement of the Company, dated as of March 3, 2009 (incorporated by reference to Annex A of this Schedule 14D-9)
Exhibit (e)(4)	Confidentiality Agreement, between Efrem Gerszberg and the Company dated September 18, 2008
Exhibit (e)(5)	Employment Agreement, dated July 30, 2008, by and between Michael S. Culang and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 4, 2008)
Exhibit (e)(6)	Employment Agreement, dated April 3, 2007, by and between Jonathan Norwood and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 5, 2007)
Exhibit (e)(7)	Employment Agreement, dated April 3, 2007, by and between Heath Golden and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 5, 2007)
Exhibit (e)(8)	Employment Agreement, dated April 3, 2007, by and between Maura Langley (formerly McNerney) and the Company (incorporated by reference to Exhibit 99.0 to Amendment No. 1 to the Company’s Annual Report on Form 10-K filed on April 29, 2008)
Exhibit (e)(9)	Guarantee, dated as of February 23, 2009, by Efrem Gerszberg in favor of the Company
Exhibit (g)	None
Annex A	The Information Statement of the Company dated as of March 3, 2009
Annex B	Opinion of Peter J. Solomon Company L.P. dated February 23, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAMPSHIRE GROUP, LIMITED

By:	/s/ Michael S. Culang
Name:     Michael S. Culang

Title:	Chief Executive Officer

Dated: March 3, 2009

INDEX TO EXHIBITS

Exhibit No.

Exhibit (a)(1)	Offer to Purchase, dated February 27, 2009 (incorporated by reference to Exhibit(a)(1)(i) to the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with respect to the Company on February 27, 2009 (the “Schedule TO”))
Exhibit (a)(2)	Letter of Transmittal, dated February 27, 2009 (incorporated by reference to Exhibit(a)(1)(ii) to the Schedule TO)
Exhibit (a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO)
Exhibit (a)(4)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO)
Exhibit (a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO)
Exhibit (a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO)
Exhibit (a)(7)	Press release by Hampshire Group, Limited, dated February 24, 2009, announcing execution of the Tender Offer Agreement by NAF Holdings II, LLC, NAF Acquisition Corp. and Hampshire Group, Limited (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO)
Exhibit (a)(8)	Letter to Stockholders of the Company dated March 3, 2009
Exhibit (e)(1)	Opinion of Peter J. Solomon Company L.P., dated February 23, 2009 (incorporated by reference to Annex B of this Schedule 14D-9)
Exhibit (e)(2)	Agreement and Plan of Merger dated as of February 23, 2009, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit(d)(1)(A) to the Schedule TO)
Exhibit (e)(3)	The Information Statement of the Company, dated as of March 3, 2009 (incorporated by reference to Annex A of this Schedule 14D-9)
Exhibit (e)(4)	Confidentiality Agreement, between Efrem Gerszberg and the Company dated September 18, 2008
Exhibit (e)(5)	Employment Agreement, dated July 30, 2008, by and between Michael Culang and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 4, 2008)
Exhibit (e)(6)	Employment Agreement, dated April 3, 2007, by and between Jonathan Norwood and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 5, 2007)
Exhibit (e)(7)	Employment Agreement, dated April 3, 2007, by and between Heath Golden and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 5, 2007)
Exhibit (e)(8)	Employment Agreement, dated April 3, 2007, by and between Maura Langley (formerly McNerney) and the Company (incorporated by reference to Exhibit 99.0 to Amendment No. 1 to the Company’s Annual Report on Form 10-K filed on April 29, 2008)
Exhibit (e)(9)	Guarantee, dated as of February 23, 2009, by Efrem Gerszberg in favor of the Company
Exhibit (g)	None

ANNEX A

HAMPSHIRE GROUP, LIMITED
114 W. 41st Street
NEW YORK, NEW YORK 10036
(212) 840-5666

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is being mailed on or about March 3, 2009, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Hampshire Group, Limited (the “Company”), with respect to the tender offer by NAF Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of NAF Holdings II, LLC, a Delaware limited liability company (“Parent”), to holders of the Company’s common stock, par value $0.10 per share (the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the board of directors of the Company (the “Board”).

BACKGROUND

On February 23, 2009, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser. Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $5.55 per Share (the “Offer Price”), net to the sellers in cash, without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase, dated February 27, 2009 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, March 27, 2009, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company stockholders and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on February 27, 2009.

The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation under the laws of the State of Delaware, and the separate corporate existence of Purchaser will cease. In the Merger, Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, Purchaser, any other subsidiary of Parent or any subsidiary of the Company, all of which will be cancelled, and other than Shares held by stockholders who have properly exercised dissenters’ rights under the Delaware General Corporation Law), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by the Company with the SEC on March 3, 2009, and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, Purchaser or the Board Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

The Purchaser commenced the Offer on February 27, 2009. As set forth in the Offer to Purchase, the Offer will expire at midnight, New York City time, on March 27, 2009, or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that, after Purchaser accepts for payment the Shares tendered pursuant to the Offer, Parent will be entitled to designate the number of directors (the “Board Designees”), rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors, and (b) the percentage that the number of Shares owned by Parent and Purchaser bears to the total number of Shares then outstanding. Promptly following Parent’s request, the Company will use its best efforts to cause Parent’s designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors, provided that, at all times prior to the consummation of the Merger, the Board shall include at least two directors who were on the Board prior to Parent’s designation of the Board Designees or who were appointed to the Board as described in the following sentence (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below two, the remaining Continuing Director shall be entitled to designate any other person who is not an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy left by such departed Continuing Director. Moreover, the Company will take all necessary action to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company and each committee of the board of each subsidiary, that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

Following the election or appointment of Parent’s designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors, or the approval of both Continuing Directors if there are only two Continuing Directors, will be required to authorize any amendment to or termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of the Company’s rights under the Merger Agreement and any other action of the Board relating to the Merger Agreement if such action would materially and adversely affect the Company’s stockholders.

Information with respect to the Board Designees

As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, such designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o NAF Holdings II, LLC, 111 North Market — Suite 1300, Wilmington, Delaware 19890, and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History

Benjamin White	32	Benjamin White currently serves as the Chief Operating Officer of MAP International. Based in New York and Gibraltar, MAP International transforms the financial services infrastructure in emerging nations by promoting universal access to electronic financial services through an integrated offering of mobile banking, biometric data and electronic switching technologies. Prior to joining MAP International, Benjamin served as the Chief Operating Officer of Marc Ecko Enterprises. Prior to Marc Ecko Enterprises, Mr. White spent a decade with the global strategy practice of Gemini and Capgemini Consulting. Culminating at the level of Global Account Executive, he managed a portfolio of professional services including: strategy development, organizational transformation, vision engineering, new product development, market entry, financial modeling, customer segmentation, and process reengineering initiatives. Mr. White graduated from Boston University.
Eli Andrew Lutz	31	Eli Andrew Lutz is the President/Owner of Capitol Care Inc. and has served in such capacity for the past ten years. Capitol Care is a community mental health center that has been the largest of its kind in its service area. Capitol Care has centers in northern New Jersey, central New Jersey and has recently expanded into the State of Alabama, offering services in the Jefferson County region. Mr. Lutz is the owner of various real estate properties, and is currently developing affordable housing properties for the State of New Jersey. Mr. Lutz recently founded “The Pay It Forward Foundation,” a non-profit organization to assist and aid those who have been affected by the current economy. Mr. Lutz graduated from Brooklyn College.
Eli Reinitz	33	Eli Reinitz has been the senior vice president of sourcing for Ecko Unlimited for the past 5 years. Prior to joining Ecko Unlimited, Mr. Reinitz was senior vice president of sourcing for Haddad Brands. Mr. Reinitz has sourced products in over 25 countries worldwide. Mr. Reinitz graduated from Tauro College.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 10,000,000 Shares and 1,000,000 shares of preferred stock, no par value per share (the “Preferred Stock”), 10,000 shares of which are designated as “Series A Junior Participating Preferred Stock”. As of the close of business on February 27, 2009, there were 5,469,165 Shares outstanding and no shares of Preferred Stock outstanding.

The Shares are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of February 28, 2009.

Name	Age	Position(s) Held

Michael S. Culang	58	Chief Executive Officer and President; Director
Jonathan W. Norwood	39	Vice President, Chief Financial Officer, and Treasurer
Heath L. Golden	34	Vice President of Administration, General Counsel, and Secretary
Jeffrey B. Meier	60	Senior Vice President of Global Sourcing
Maura M. Langley	37	Vice President of Accounting and Reporting and Assistant Secretary
Michael C. Jackson	68	Director and Interim Chairman
Joel H. Goldberg	64	Director
Harvey L. Sperry	78	Director
Irwin W. Winter	74	Director
Richard Mandell	66	Director
Herbert Elish	75	Director

Each director’s term expires at the next annual meeting of stockholders of the Company.

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). To the knowledge of the Company, no director or officer is a party adverse to the Company or its subsidiaries in any material proceedings, nor has a material interest adverse to the Company or its subsidiaries. Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

MICHAEL S. CULANG was appointed as interim Chief Executive Officer and President of the Company in June 2006, and was appointed as Chief Executive Officer, President and Director of the Company in April 2008. Prior to assuming his responsibilities with the Company, he served as President and Chief Executive Officer of Hampshire Designers and Hampshire Brands. Prior to joining the Company in 1998, Mr. Culang served as President of Somerset Knitting Mills, a Division of Phillips-Van Heusen, from 1986 through 1997.

JONATHAN W. NORWOOD joined the Company as Vice President and Chief Financial Officer in April 2006. In August 2006, Mr. Norwood assumed the title of Treasurer. Prior to joining the Company, he was with the Liberty Corporation as the Controller and served as a member of the management team from April 2001 until the March 2006 sale of the company. Prior to working for the Liberty Corporation, he served as Chief Financial Officer of Team Vest, LLC. Mr. Norwood began his career with Ernst & Young LLP in 1991 and became a certified public accountant in 1994.

HEATH L. GOLDEN joined the Company as Vice President of Business Development and Assistant Secretary in August 2005. In May 2006, he assumed the additional position of General Counsel and in June 2006, he also assumed the role of Vice President of Administration and Secretary. Prior to joining the Company, Mr. Golden was an attorney with Willkie Farr & Gallagher LLP from March 2003 through July 2005 and prior to that with Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. from April 2000 until March 2003. Mr. Golden began his career in the private practice of law in 1999.

JEFFREY B. MEIER joined the Company in April 2004. Mr. Meier is Senior Vice President of Global Sourcing. Prior to joining the Company, he was employed as Chief Executive Officer of Ophir Holdings, Limited from 2002 to 2003 and served as Executive Vice President International Sourcing for Tommy Hilfiger from 1995 through 2001. Previously, Mr. Meier was employed as a Senior Vice President of Global Sourcing with Fruit of the Loom from 1993 to 1995 and as a Senior Vice President of Sourcing with Liz Claiborne from 1987 to 1993.

MAURA M. LANGLEY (formerly MCNERNEY) joined the Company in April 2004 as Compliance Officer. Ms. Langley was promoted in December 2005 to Vice President of Compliance and Internal Audit and in February 2007 to Vice President of Accounting and Reporting. Prior to joining the Company, Ms. Langley was the Director of Customer and Supplier Financial Administration at Revman International from 2003 to 2004 and a senior financial analyst at Datastream Systems, Inc. from 2002 to 2003. Ms. Langley began her career in public accounting in 1996 with Elliott, Davis & Company and later with Deloitte & Touche LLP. Ms. Langley has been a certified public accountant since 1998.

MICHAEL C. JACKSON has served as a Director from 1986 through 1996 and since 2001. Mr. Jackson became Chairman of the Board in July 2006. Mr. Jackson is a founding member of Ironwood Partners, LLC and Housatonic Equity Funds, two private equity investment firms. Mr. Jackson retired from Lehman Brothers in 2004. Prior to his retirement, he was a partner and Managing Director of Lehman Brothers for more than 35 years.

JOEL H. GOLDBERG, Ph.D. has served as a Director since 1998. Dr. Goldberg is a licensed organizational consultant and has been a human resources consultant for 30 years. He is the founder and President of Career Consultants, Inc., a human resources consulting firm. Dr. Goldberg serves on the Board of Directors of Merrimac Industries, Inc., Triangle Services, Inc., Mowatt, Inc. and Modell’s Inc. He served on the Board of Directors of Phillips-Van Heusen Corporation until June 2007.

HARVEY L. SPERRY has served as a Director since 1977. In March 2000, Mr. Sperry retired as a partner of the law firm of Willkie Farr & Gallagher LLP, which provides legal services to the Company.

IRWIN W. WINTER has served as a Director since 2003. Mr. Winter retired from Phillips-Van Heusen Corporation in 1999. From 1987 until retirement, he served as Executive Vice President, Chief Financial Officer and a member of the Board of Directors of Phillips-Van Heusen.

RICHARD MANDELL has served as a Director since April 2008. Mr. Mandell served as the Chairman of the Board of Directors of Encore Capital Group from October 2004 until May 2007 and has served as a director of Encore since June 2001. He is currently a private investor and financial consultant. Mr. Mandell also serves on the Board of Directors of Trian Acquisition I Corp., a $920 million SPAC. Mr. Mandell was a Vice President — Private Investments of Clariden Asset Management (NY) Inc., a subsidiary of Clariden Bank, a private Swiss bank, from January 1996 until February 1998. From 1982 until June 1995, Mr. Mandell served as a Managing Director of Banking of Prudential Securities Incorporated, an investment banking firm, where he was head of the Retail Trade Group. Mr. Mandell is a certified public accountant.

HERBERT ELISH rejoined the Board of the Company in April 2008. Mr. Elish first served as a director from 1986 until 2000. Since March 2005, Mr. Elish has been the Chief Operating Officer of the College Board, a not-for-profit membership association whose programs and services include the SAT and Advanced Placement Program. Prior to March 2005, Mr. Elish was Executive Director of The Carnegie Library of Pittsburgh. Mr. Elish has previously served in a number of executive capacities in both the public and private sectors, including as the Chairman and CEO of Weirton Steel Company, Chairman of the Board of The Kerr Group and Director of Hauser, Inc.

CORPORATE GOVERNANCE

Director Independence

The Board has determined that Messrs. Elish, Goldberg, Mandell, Sperry and Winter qualify as independent members of the Board under NASDAQ listing standards and the rules and regulations of the SEC.

Our Audit Committee, Compensation Committee and Nominating Committee consist solely of independent directors, as defined by NASDAQ. The members of our Audit Committee also meet the additional SEC and NASDAQ independence and experience requirements applicable specifically to members of the Audit Committee. In addition, all of the members of our Compensation Committee are “non-employee directors” within the meaning of the rules of Section 16 of the Exchange Act, and are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

Board Meetings and Participation

As of the date of this Information Statement, the Board has seven members currently comprised of Messrs. Culang, Jackson, Goldberg, Sperry, Winter, Mandell and Elish. The Board has a standing Audit Committee, Compensation Committee and Nominating Committee. In addition, the Board formerly had an Executive Committee consisting of Messrs. Jackson, Goldberg, Sperry, Culang and Winter. In March 2007, certain duties of the Executive Committee were delegated to an Independent Committee consisting of Messrs. Goldberg, Sperry and Winter. As of May 2008, the Independent Committee consisted of Messrs. Sperry, Elish, Mandell and Winter. The Executive Committee was dissolved on August 13, 2008. The Independent Committee was dissolved on October 29, 2008.

During the fiscal year ended December 31, 2008, (i) the Executive and Independent Committees held 22 meetings; (ii) the Board held nine meetings; (iii) the Audit Committee held three meetings; (iv) the Compensation Committee held one meeting; and (v) the Nominating Committee held no meetings. During the fiscal year ended December 31, 2008, each incumbent director attended at least 75% or more of the aggregate number of the meetings of the Board and of the committees on which he is a member. The Board does not have a formal policy requiring attendance by the directors at the annual meetings of stockholders.

Audit Committee

The members of our Audit Committee are Messrs. Winter, Elish and Mandell. Mr. Winter serves as the Chairman of the Audit Committee. The Board has determined that Mr. Winter is a “financial expert,” as the Securities and Exchange Commission has defined that term in Item 401 of Regulation S-K and has appointed him Committee Chairman. A copy of the Audit Committee Charter is available on our corporate website, at www.hamp.com.

Compensation Committee

The members of our Compensation Committee are Messrs. Goldberg, Jackson and Winter. Mr. Goldberg serves as the Chairman of the Compensation Committee. Consistent with its charter, the Compensation Committee oversees our compensation and benefits programs, formulates and recommends compensation policies and objectives to the Board and is responsible for evaluating the performance of our senior executive officers and recommending compensation levels for all executive officers, including any performance-based compensation. In developing our policies, the Compensation Committee may consider the recruitment, development, promotion, retention and compensation of senior executives and any of our other employees and any other factors that it deems appropriate.

The Compensation Committee reviews and recommends to the Board for each of our executive officers his or her (i) annual base salary level, (ii) annual incentive compensation, (iii) long-term incentive compensation, (iv) employment, severance and change-in-control agreements, if any, and (v) any other compensation, ongoing perquisites or special benefit items. In addition, with respect to any compensation intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Compensation Committee possesses the authority to grant options and stock appreciation rights to “covered employees” (as defined in Section 162(m)(3) of the Code) and establish and certify applicable performance goals.

In developing our compensation programs, the Compensation Committee has focused on two core beliefs: (i) our success depends in large part on our ability to attract and retain executives with superior talent and the skills necessary to grow our business; and (ii) executive compensation should be designed to motivate the creation of value and reward executives for such valuation creation. To this end, our compensation programs have been designed to compensate our executive officers, fairly and competitively, primarily through a mix of: (i) base salary, which is reviewed on an annual basis, except to the extent otherwise provided for in an applicable employment agreement; (ii) annual bonuses, which are based on the achievement of Company performance objectives; and, (iii) for 2009, long term bonuses, which are determined as a percentage of the executive officer’s annual target bonus and subject to vesting. Although there is no active employee equity compensation plan, the Compensation Committee nonetheless considers equity grants to be part of the mix of compensation that it may award to executive officer’s in the future. In order to maintain flexibility in a changing business environment, in addition to annual bonuses, the Compensation Committee sometimes grants additional cash bonuses that relate to exceptional efforts or accomplishments other than pre-determined Company financial metrics. The executive officers also participate in our health and retirement plans on the same basis as our other employees.

In connection with the Compensation Committee’s ongoing review of the compensation programs generally, in August 2007, we engaged an independent executive compensation advisor, Executive Compensation Advisors, a Korn/Ferry Company, to conduct a competitive executive compensation program review as well as to make recommendations for our executive compensation programs for fiscal year 2008. The compensation advisor reviewed our executive compensation programs in light of current market practice, as well as to compare compensation, including base salary, annual incentives, long term incentives and total compensation against both our competitors and other similarly situated companies in the market. The compensation advisor, with input from management and the Compensation Committee chairman, developed a core peer group of ten companies, which it used for executive pay analysis. In addition, the compensation advisor surveyed the six additional companies, which are considerably larger than the Company, to provide additional information regarding industry compensation practices, but not pay levels. The Compensation Committee believes that this process provided it with better information to tailor our ongoing compensation practices to the Compensation Committee’s compensation philosophy. The Compensation Committee initiated a number of programs and practices in 2008 as a result of the recommendations of the compensation advisor.

On February 28, 2008, our Executive Committee of the Board adopted the Hampshire Group, Limited Long-Term Bonus Plan (the “Long-Term Bonus Plan”). The purpose of the Long-Term Bonus Plan is to promote the retention of certain key employees of the Company and its subsidiaries through the grant of cash awards which vest and are paid over a three year period. As of the date of adoption of the Long-Term Bonus Plan, each of our NEOs and other executive officers was designated a participant by the Compensation Committee.

The charter of the Compensation Committee is attached hereto as Appendix 1.

Nominating Committee

The members of our Nominating Committee are Messrs. Sperry, Goldberg, Jackson, Mandell, Elish and Winter. Mr. Sperry serves as the Chairman of the Nominating Committee. Consistent with its charter, the Nominating Committee makes recommendations on the composition of the Board. In addition, the Nominating Committee assists the Board in developing criteria and procedures for identifying candidates for the Board; periodically reviews potential candidates, including those submitted in accordance with our By-Laws or proxy materials; recommends to the Board nominees for election as directors of the Company; and has the sole authority to hire and terminate the services of any search firm used in the identification of director candidates and to approve such search firm’s fees and other terms and conditions of such engagement.

The Nominating Committee determines the required selection criteria and qualifications of director nominees based upon our needs at the time nominees are considered. Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of our stockholders. In evaluating a candidate for nomination as a director, the Nominating Committee will consider criteria including business and financial expertise; geography; experience as a director of a public company; gender and ethnic diversity on the Board; and general criteria such as ethical standards, independent thought, practical wisdom and mature judgment. The Nominating Committee will consider these criteria for nominees identified by the Nominating Committee, by stockholders, or through some other source.

The Nominating Committee conducts a process of making a preliminary assessment of each proposed nominee based upon the resume and biographical information, an indication of the individual’s willingness to serve and other background information, business experience and leadership skills, all to the extent available and deemed relevant by the Nominating Committee. This information is evaluated against the criteria set forth above and our specific needs at that time. Based upon a preliminary assessment of the candidate(s), those who appear best suited to meet our needs may be invited to participate in a series of interviews, which are used as a further means of evaluating potential candidates. On the basis of information learned during this process, the Nominating Committee determines which nominee(s) to recommend to the Board to submit for election at the next annual meeting. The Nominating Committee uses the same process for evaluating all nominees, regardless of the original source of the nomination.

The charter of the Nominating Committee is attached hereto as Appendix 2.

Stockholder Communications with our Board

Generally, Stockholders who have questions or concerns should contact the Company’s Investor Relations Department at (212) 840-5666. However, any Stockholder who wishes to address questions or concerns regarding our business directly with the Board, or any individual director, should direct his or her questions in writing to Hampshire Group, Limited, Attention: Corporate Secretary, 114 W. 41st Street, New York, New York, 10036. Questions and concerns will be forwarded directly to the appropriate directors.

Related Person Transactions

Mr. Harvey Sperry, a Director of the Company, retired as a partner of the law firm of Willkie Farr & Gallagher LLP in March of 2000. The firm has served as legal counsel for the Company since 1977 and advised the Company on the Offer and the Merger.

On August 4, 2008, the Company entered into a Stock Purchase and Settlement Agreement and Mutual Releases (the “Settlement Agreement”) with Ludwig Kuttner (the Company’s former Chief Executive Officer, former Chairman, and former Director of the Company), his wife, Beatrice Ost-Kuttner, his son, Fabian Kuttner, and a limited liability company controlled by him, K Holdings LLC (together, the “Kuttner Parties”). Under the Settlement Agreement, the Company and Ludwig Kuttner resolved any ongoing and potential litigation between them related to the Audit Committee Investigation and the Kuttner Parties sold all of the stock of the Company that they owned to the Company.

Pursuant to the agreement (i) the Company purchased from the Kuttner Parties 2,390,340 shares of common stock of the Company, constituting all of the interests in the Company beneficially owned by the Kuttner Parties, for a price per share of $5.00, (ii) the Company released certain claims it asserted against Ludwig Kuttner related to the Audit Committee Investigation, (iii) Ludwig Kuttner dismissed certain claims he asserted against the Company related to, among other things, employment related matters, (iv) the Company granted a release of any other claims that it may have or could assert against the Kuttner Parties, (v) the Kuttner Parties granted a release of any other claims that they may have or could assert against the Company and (vi) Ludwig Kuttner made a payment of approximately $1.6 million to the Company. In addition, (i) the Kuttner Parties agreed not to purchase any of the Company’s stock, propose to enter into any business combination with the Company, seek election to the Board or solicit proxies from the Company’s stockholders, in each case, for a period of ten (10) years, (ii) Ludwig Kuttner resigned from the Board and (iii) the Kuttner Parties agreed not to solicit the Company’s employees and customers for a period of 18 months. The Kuttner Parties also agreed not to compete with the Company for a period of 18 months.

Since January 1, 2009, the Company has not entered into any transaction involving an amount in excess of $120,000 in which a related person has a material interest, and no such transactions are currently proposed.

The Charter of the Audit Committee provides that the Audit Committee must approve any related-party transaction entered into by the Company with any of our directors or executive officers.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct for our directors, executive officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and employees. Our Code of Ethics and Business Conduct is available under Corporate Governance section of our website at www.hamp.com. We intend to disclose any amendments to, or waivers from, our Code of Ethics and Business Conduct on our website. Stockholders may request a free copy of our Code of Ethics and Business Conduct by writing to us at Hampshire Group, Limited, 114 W. 41st Street, New York, New York, 10036, Attention: Investor Relations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT; PRINCIPAL STOCKHOLDERS

The following table sets forth information concerning (i) those persons known by our management to own beneficially more than 5% of our outstanding common stock, (ii) our directors, (iii) our Named Executive Officers and (iv) all of our current directors and executive officers as a group. Such information is provided as of February 27, 2009. The number of shares of common stock issued and outstanding as of February 27, 2009 was 5,469,165. According to rules adopted by the SEC, a person is the “beneficial owner” of securities if he or she has the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, the conversion of a security or otherwise. Except as otherwise noted, the indicated owners have sole voting and investment power with respect to shares beneficially owned. An asterisk in the percent of class column indicates beneficial ownership of less than 1% our outstanding common stock. Unless otherwise indicated, the address of each beneficial owner is 114 W. 41st Street, New York, New York 10036.

Stockholder	Shares	Percent

Joel H. Goldberg	5,000	*
Harvey L. Sperry	500	*
Irwin W. Winter	200	*
Michael C. Jackson	200	*
Herbert Elish	—	*
Richard Mandell	—	*
Michael S. Culang	—	*
Jonathan W. Norwood	—	*
Heath L. Golden	—	*
Jeffrey B. Meier	—	*
Maura M. Langley	—	*
All directors and executive officers as a group (11 persons)	5,900	*
Other Stockholders
AIM Funds Management Inc. Canada — 1555 Peachtree Street BE, Atlanta, GA 30309(1)	1,087,224	19.9
Fidelity Low Price Stock Fund — 82 Devonshire Street, Boston, MA 02109(2)	920,000	16.8
River Road Asset Management, LLC — 462 South Fourth Street, Suite 1600, Louisville, KY 40202(3)	556,705	10.2
Heartland Advisors, Inc. — 789 North Water Street, Milwaukee, WI 53202(4)	450,920	8.2
Peter Woodworth — 702 Main Street, Winona, MN 55987(5)	371,981	6.8

(1)	AIM Funds Management Inc. Canada. The shares listed are based on information contained in the Schedule 13G/A filed with the SEC on August 22, 2008 by Invesco Ltd. According to the Schedule 13G/A, sole voting and dispositive power for the shares belongs to AIM Funds Management Inc. — Canada.

(2)	Fidelity Low Price Stock Fund. The shares listed are based on information contained in the Form N-Q filed with the SEC on December 30, 2008, which stated 920,000 shares were held as of October 31, 2008. According to the Schedule 13G/A filed September 10, 2008, Edward C. Johnson III and FMR LLC, through their control of Fidelity Management & Research Company, each have sole power to dispose of the shares owned by FMR LLC Funds, which includes Fidelity Low Price Stock Fund, but do not have or share voting power with respect to the shares, which resides with the Funds’ Board of Trustees.

(3)	River Road Asset Management, LLC. The shares listed are based on information contained in the Schedule 13G/A filed with the SEC on February 17, 2009 by River Road Asset Management, LLC and Thomas D. Mueller. According to the Schedule 13G/A, River Road Asset Management, LLC possessed sole voting power with respect to 396,975 of its shares of common stock as of December 31, 2008.

(4)	Heartland Advisors, Inc. The shares listed are based on information contained in the Schedule 13G/A filed with the SEC on February 11, 2009 by Heartland Advisors, Inc. and William J. Nasgovitz. According to the Schedule 13G/A, each of Heartland Advisors, Inc. and William J. Nasgovitz were deemed to have or share sole voting and disposition power and therefore beneficially own 450,920 shares of common stock as of December 31, 2008.

(5)	Peter W. Woodworth. The shares listed are based on information received by the Company on March 2, 2009 from Mr. Woodworth. The shares listed include 60,929 shares held by his spouse, as to which Mr. Woodworth previously disclaimed beneficial ownership.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation earned by our principal executive officer and two of our other most highly compensated executive officers (other than our principal executive officer) during 2008 and 2007:

				Non-Equity
Name and Principal				Incentive Plan		Long-Term	All Other
Position	Year	Salary ($)	Bonus ($)	Compensation ($)		Compensation ($)(3)	Compensation ($)	Total ($)

Michael S. Culang	2008	800,000	—	—		420,000	5,790	1,225,790
President and Chief	2007	800,000	500,000	342,394		—	8,874	1,651,268
Executive Officer
Jonathan W. Norwood	2008	210,000	—	126,000	(1)	63,000	4,770	403,770
Vice President and	2007	210,000	150,000	126,000		—	4,673	490,673
Chief Financial Officer
Heath L. Golden	2008	275,000	—	110,000	(2)	82,500	4,740	472,240
Vice President of	2007	275,000	150,000	110,000		—	4,716	539,716
Administration and Secretary

(1)	In 2008, Mr. Norwood earned a guaranteed incentive bonus of $126,000.

(2)	In 2008, Mr. Golden earned a guaranteed incentive bonus of $110,000.

(3)	Long-term compensation was awarded and subject to vesting. See “Grants of Plan Based Awards.”

NARRATIVE DISCLOSURE RELATING TO SUMMARY COMPENSATION TABLE

Culang Employment Agreement

A letter to Mr. Culang from us (“Letter Agreement”) on October 8, 2007 confirmed the mutual understanding between us and Mr. Culang regarding his continuing role as President and Chief Executive Officer. Mr. Culang’s employment with us during 2007 was governed by the terms of an employment agreement dated July 1, 2005 (the “Superseded Employment Agreement”). Under the Superseded Employment Agreement, Mr. Culang served as Chief Executive Officer of Hampshire Designers, Inc., which operates a men’s and women’s division, Hampshire

Brands and Hampshire Designers, respectively. The term of the Superseded Employment Agreement continued until it was superseded by a new employment agreement, which was executed by and between us and Mr. Culang on July 30, 2008 (the “Current Employment Agreement”). Under the Current Employment Agreement, Mr. Culang agreed to continue to serve as our President and Chief Executive Officer for an indefinite term or until his resignation, retirement, death, disability or removal. The Current Employment Agreement provides Mr. Culang with an annual base salary of $800,000 and an annual discretionary bonus based upon achievement of annual Company and/or individual performance objectives established by the Compensation Committee each year. The Current Employment Agreement supersedes all prior agreements with Mr. Culang other than the Letter Agreement (discussed below).

Under the Current Employment agreement, in the event that Mr. Culang’s employment is terminated (A) by us without cause, (B) by Mr. Culang for good reason or (C) as a result of Mr. Culang’s death or disability, he will be entitled to (i) the payment of certain accrued obligations, (ii) any unpaid annual bonus with respect to any prior completed fiscal year and (iii) a pro rata portion of his annual bonus for the year of termination. Additionally, if Mr. Culang’s employment is terminated by us without cause or by Mr. Culang for good reason with notice, in each case either prior to or more than one year following a change in control, he will also be entitled to a lump sum cash payment equal to one and a half (1.5) times the average salary and discretionary or performance-based bonus paid to Mr. Culang over the three years immediately preceding such termination. The Current Employment Agreement also imposes on Mr. Culang certain confidentiality, non-compete and non-solicit obligations. The non-compete and non- solicit obligations continue for 18 months following the termination of Mr. Culang’s employment for any reason.

Within 30 days after a change in control, in lieu of any severance or similar payments that may otherwise become due to Mr. Culang within a year following such change in control, we will pay Mr. Culang a lump sum cash payment equal to two times the average salary and discretionary or performance-based bonus paid to Mr. Culang over the three years immediately preceding the change in control.

Under the Letter Agreement, Mr. Culang received a deferred special bonus for 2007 of $500,000 that was earned according to the terms therein and will be payable upon the earlier of Mr. Culang’s separation from service from the Company or the occurrence of a change in control of the Company. The special bonus as well as Mr. Culang’s annual bonus were deferred and earn interest of 5.32% until paid.

Norwood Employment Agreement

Mr. Norwood’s employment with us during 2008 was governed by the terms of an employment agreement dated April 3, 2007, pursuant to which Mr. Norwood serves as our Chief Financial Officer. Under the agreement, Mr. Norwood was entitled to an annual base salary of $210,000, with a guaranteed bonus amount equal to $126,000. Upon a termination of employment by the Company other than for cause, Mr. Norwood will be entitled to severance equal to half of his annual base salary plus a pro-rata portion of the bonus he would have been entitled to receive pursuant to the employment agreement if his employment had not terminated, payable after the end of that year. In addition, within 30 days after a change of control of the Company and regardless of whether Mr. Norwood continues to be employed by us, he will be entitled to receive a lump-sum amount equal to two (2) times the sum of (i) his annual base salary in effect immediately prior to the change of control plus (ii) the total bonus amount paid or payable by us to him for services performed entirely during the year prior to the year in which the change of control occurs. If the employment of Mr. Norwood continues after a change of control, he will not be entitled to any other severance payments and his employment will be on an “at-will” basis. Mr. Norwood signed an agreement confirming his 2008 annual salary, the financial metric by which his performance bonus will be measured and calculated, his 50% target bonus as a percentage of base salary and the 60% percentage target bonus that is part of his long term bonus plan.

Golden Employment Agreement

Mr. Golden’s employment with us during 2008 was governed by the terms of an employment agreement dated April 3, 2007, pursuant to which he serves as our Vice President of Administration, General Counsel and Secretary. Under the agreement, Mr. Golden’s base salary was $275,000, with a guaranteed bonus amount equal to $110,000. Upon a termination of employment by the Company other than for cause, Mr. Golden will be entitled to severance equal to half of his annual base salary plus a pro-rata portion of the bonus he would have been entitled to receive pursuant to the employment agreement if his employment had not terminated, payable after the end of that year. In addition, within 30 days after a change of control of the Company and regardless of whether Mr. Golden continues to be employed by us, he will be entitled to receive a lump-sum amount equal to two (2) times the sum of (i) his annual base salary in effect immediately prior to the change of control plus (ii) the total bonus amount paid or payable by us to him for services performed entirely during the year prior to the year in which the change of control occurs. If the employment of Mr. Golden continues after a change of control, he will not be entitled to any other severance payments and his employment will be on an “at-will” basis. Mr. Golden signed an agreement confirming his 2008 annual salary, the financial metric by which his performance bonus will be measured and calculated, his 50% target bonus as a percentage of base salary and the 60% percentage target bonus of base salary that is part of his long term bonus plan.

Annual Incentive Bonus

Each of the NEOs is eligible to receive an annual incentive bonus, which is intended to compensate the NEO for achieving our annual financial goals at corporate levels and for achieving measurable individual annual performance objectives (each as described below), in each case, designed to increase stockholder and overall business value.

An NEO’s bonus is determined based on performance at the corporate level with aggregate bonus amounts based on a percentage of base salary. The Compensation Committee selected the applicable target category based on the belief that 2008 corporate budgeted operating income was a means of measuring the overall financial performance of the Company.

The target percentage of base salary and the level of participation of each NEO are set forth in the following table:

Target Bonus as a%
Name	of Base Salary

Michael S. Culang(1)	N/A
Jonathan W. Norwood(2)	50%
Heath L. Golden(3)	50%

(1)	Subsequent to Mr. Culang’s July 30, 2008 employment agreement, Mr. Culang and the Compensation Committee agreed that he would forgo a 2008 bonus.

(2)	For 2008, Mr. Norwood’s target bonus amount was payable based on achievement of $12,642,000 in 2008 budgeted operating income. Mr. Norwood was guaranteed a bonus of at least $126,000.

(3)	For 2008, Mr. Golden’s target bonus amount was payable based on achievement of $12,642,000 in 2008 budgeted operating income. Mr. Golden was guaranteed a bonus of at least $110,000.

The following table sets forth the information as to the annual incentive awards granted for 2008 for each of the NEOs:

	Estimated Possible Payouts Under Non-Equity Incentive Awards
Name	Threshold ($)		Target ($)		Maximum ($)

Michael S. Culang(1)	N/A	(1)	N/A	(1)	N/A	(1)
Jonathan W. Norwood(2)	126,000		126,000		126,000
Heath L. Golden(2)	110,000		137,500		137,500

(1)	Subsequent to Mr. Culang’s July 30, 2008 employment agreement, Mr. Culang and the Compensation Committee agreed that he would forgo a 2008 bonus.

(2)	Mr. Norwood and Mr. Golden were guaranteed minimum annual bonuses of 60% and 40%, respectively, of their annual salaries.

Long Term Bonus Plan

On February 28, 2008, the Executive Committee of our Board adopted the Hampshire Group, Limited Long-Term Bonus Plan. The purpose of the Long-Term Bonus Plan is to promote the retention of certain key employees of the Company and its subsidiaries through the grant of cash awards.

The Long-Term Bonus Plan is administered by our Compensation Committee, who is responsible for selecting individuals to participate in the Long-Term Bonus Plan. Participation in the Long-Term Bonus Plan is limited to key employees of the Company and its subsidiaries. As of the date of adoption, each of our named executive officers, among other employees, were designated as participants by the Compensation Committee.

The Long-Term Bonus Plan provides that on February 28, 2008, and on January 1 each calendar year thereafter, each participating employee will be granted a bonus award equal to a percentage, determined by the Compensation Committee at the time of grant, of such employee’s annual target bonus. Subject to a participant’s continued employment, a bonus award will vest as to 50% of such award on March 15 of the second calendar year following the calendar year in which the date of grant falls, and as to the remaining 50% of such award on March 15 of the third calendar year following the calendar year in which the date of grant falls. In addition, vesting of a bonus award will accelerate upon a change in control of the Company and upon a participant’s retirement, at a time such Participant is age 62 or greater and has completed five or more years of service with the Company or its subsidiaries. Subject to applicable law, the portion of a bonus award that has vested will be paid to a participant in a lump sum cash payment on the first regularly scheduled payroll date following the vesting date applicable to such portion.

The long-term bonuses awarded to the NEOs in 2008 and the level of participation of each NEO are set forth in the following table:

	Long Term Bonus as a%	Long Term Bonus
Name	of 2007 Incentive Bonus	Awarded ($)

Michael S. Culang	70%	420,000
Jonathan W. Norwood	60%	63,000
Heath L. Golden	60%	82,500

The Compensation Committee did not award long-term bonuses in 2009.

Nonqualified Deferred Compensation

Pursuant to the terms of Mr. Culang’s letter agreement dated October 8, 2007, Mr. Culang, upon separation of service from the Company, shall be paid his deferred compensation plus interest at a rate of 5.32% per annum. Interest is computed monthly on Mr. Culang’s deferred compensation and on the previously earned interest.

Mr. Culang’s deferred compensation balances are set forth in the following table:

	Executive	Aggregate Increase	Aggregate Balance
Name	Contributions in 2007(1)	in 2008(2)	at December 31, 2008

Michael S. Culang	$842,394	$21,244	$863,638

(1)	Amounts shown in this column reflect 2007 bonuses payable in the amount of $500,000 and $342,394, which have been deferred until the earlier of Mr. Culang’s termination of employment or a change in control of the Company. The $500,000 discretionary bonus appears on the Summary Compensation Table in the “Bonus” column and the $342,394 incentive bonus appears on the Summary Compensation Table in the “Non-Equity Incentive Plan Compensation” column.

(2)	Amounts in this column reflect $43,185 of 2008 interest at 5.32% earned on amounts deferred and interest previously earned by Mr. Culang net of employee payroll taxes.

Termination and Change in Control Payments

As described in greater detail above, each of our named executive officers is a party to an employment agreement which provides for severance benefits upon certain qualifying terminations and a one-time payment following a change in control. Additionally, Mr. Culang is a party to a deferred compensation agreement pursuant to which he will be entitled to the payment of previously deferred amounts upon a change in control.

DIRECTOR COMPENSATION

The following table sets forth a summary of our Director compensation in 2008:

	Fees Earned or	All Other
Name	Paid in Cash ($)	Compensation ($)	Total ($)

Michael C. Jackson	80,000	N/A	80,000
Joel H. Goldberg	80,000	N/A	80,000
Harvey L. Sperry	80,000	N/A	80,000
Irwin W. Winter	80,000	N/A	80,000
Herbert Elish	60,000	N/A	60,000
Richard Mandell	60,000	N/A	60,000
Ludwig Kuttner	30,082	N/A	30,082

NARRATIVE TO DIRECTOR COMPENSATION TABLE

During 2008, Director fees were $80,000 for those Directors serving on committees of the Board and $50,000 for Directors not serving on committees and were paid quarterly. No additional fees were paid for serving as Chairman of Board, for serving as Chairman of a Committee or for serving as a Committee member.

Each Director, with the exception of Mr. Kuttner, served on at least one committee during 2008. Messrs. Elish and Mandell earned Directors fees in proportion to the fraction of 2008 they served as Directors as each became a Director in April 2008. Mr. Kuttner resigned his directorship on August 4, 2008 and earned Director fees through that date.

In addition, in September 2006, an Executive Committee of the Board of Directors was formed. In 2008, the Executive Committee consisted of Messrs. Jackson, Goldberg, Sperry, Elish, Mandell, Culang and Winter, for the purpose of acting on behalf of the Board of Directors during the interval between meetings of the Board of Directors and for the purpose of negotiating a possible transaction and settlement of claims with Mr. Kuttner. In March 2007, on the advice of counsel, the Executive Committee determined that it was not appropriate for Mr. Jackson to serve on a Committee engaged in negotiations with Mr. Kuttner because Mr. Kuttner is an investor in venture funds managed by Mr. Jackson. The duties of the Executive Committee with respect to such negotiations with Mr. Kuttner were delegated to an Independent Committee. In August 2008, the Independent Committee consisted of Messrs. Sperry, Elish, Mandell and Winter.

Mr. Kuttner was an executive officer of the Company prior to 2007 and served as a Director and earned Director fees, consistent with our practice of paying non-employee Directors, after termination of his employment as an executive of the Company and prior to his resignation from the Board on August 4, 2008.

On August 4, 2008, the Company entered into a Stock Purchase and Settlement Agreement and Mutual Releases (the “Settlement Agreement”) with Ludwig Kuttner, his wife, Beatrice Ost-Kuttner, his son, Fabian Kuttner, and a limited liability company controlled by him, K Holdings LLC (together, the “Kuttner Parties”). Under the Agreement, the Company and Ludwig Kuttner resolved any ongoing and potential litigation between them related to the Audit Committee Investigation and the Kuttner Parties sold all of the stock of the Company that they owned to the Company.

Pursuant to the agreement (i) the Company purchased from the Kuttner Parties 2,390,340 shares of common stock of the Company, constituting all of the interests in the Company beneficially owned by the Kuttner Parties, for a price per share of $5.00, (ii) the Company released certain claims it asserted against Ludwig Kuttner related to the Audit Committee Investigation, (iii) Ludwig Kuttner dismissed certain claims he asserted against the Company related to, among other things, employment related matters, (iv) the Company granted a release of any other claims that it may have or could assert against the Kuttner Parties, (v) the Kuttner Parties granted a release of any other claims that they may have or could assert against the Company and (vi) Ludwig Kuttner made a payment of approximately $1.6 million to the Company. In addition, (i) the Kuttner Parties agreed not to purchase any of the Company’s stock, propose to enter into any business combination with the Company, seek election to the Board or solicit proxies from the Company’s stockholders, in each case, for a period of ten (10) years, (ii) Ludwig Kuttner resigned from the Board and (iii) the Kuttner Parties agreed not to solicit the Company’s employees and customers for a period of 18 months. The Kuttner Parties also agreed not to compete with the Company for a period of 18 months.

The $1.6 million received pursuant to the Settlement Agreement and the reversal of approximately $0.1 million of liabilities related to claims waived pursuant to the Settlement Agreement.

In 2008, there were nine Board of Directors meetings, 22 meetings of the Executive or Independent Committees, three meetings of the Audit Committee and one meeting of the Compensation Committee. There were no meetings of the Nominating Committee.

The Executive Committee determined that the Director fees for 2009 will be $80,000 for those Directors serving on committees of the Board and $50,000 for Directors not serving on committees. No additional fees will be paid for serving as Chairman of Board, for serving as Chairman of a Committee or for serving as a Committee member. Mr. Culang, as an executive of the Company, does not receive Director fees.

We reimburse the Directors for out-of-pocket expenses associated with attendance at the meetings of the Board and its Committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As of December 31, 2008, the Compensation Committee consisted of Messrs. Goldberg, Jackson and Winter. Mr. Goldberg and Mr. Winter have served as members of the Compensation Committee since 1998 and 2004, respectively, and Mr. Jackson was appointed to the Committee in 2008. As of December 31, 2008, no member of the Compensation Committee was, or had been, an officer or an employee of the Company. None of our executive officers serve as a member of the board of directors or compensation committee of an entity that has one or more executive officers who serve on our Board or Compensation Committee. The current Compensation Committee consists of Messrs. Goldberg, Jackson and Winter. For a description of certain relationships and transactions with members of the Board or their affiliates, see “Certain Relationships and Related Transactions” below.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS*

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended December 31, 2007. With respect to the audited consolidated financial statements for the year ended December 31, 2007, the Audit Committee has reviewed and discussed our audited financial statements with management and the engagement partner of Deloitte & Touche LLP, our independent registered public accounting firm. Further, the Audit Committee has discussed with Deloitte & Touche LLP the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees. The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1 relating to the independent registered public accounting firm’s independence from Hampshire, has discussed with Deloitte & Touche LLP their independence from Hampshire and has considered the compatibility of non-audit services with the firm’s independence. In the opinion of the Audit Committee, the non-audit services performed by Deloitte do not affect their independence.

The Audit Committee acts pursuant to the Audit Committee Charter. The Audit Committee Charter was amended by the Board of Directors in August 2004 to be in compliance with all provisions of the Sarbanes-Oxley Act of 2002 and NASDAQ requirements. Each of the members of the Audit Committee qualifies as an “independent” director under the current NASDAQ listing standards and the rules of the Securities and Exchange

 *  The material in this report is not “solicitation material,” is not deemed filed with the SEC, and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any filing.

Commission. In addition, the Board of Directors has determined that Irwin Winter meets the Securities and Exchange Commission requirements for, and has designated him as, the Audit Committee Financial Expert, as well as Committee Chairman.

Based on the review and discussions referred to above, the Audit Committee recommended to our Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Submitted by the Audit Committee of Hampshire’s Board of Directors.

Irwin W. Winter, Chairman
Joel H. Goldberg
Harvey L. Sperry

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We compensate non-employee directors for their services on our Board of Directors and its committees. Please refer to the section above entitled “Director Compensation.”

Except as set forth in this Information Statement, there are no transactions between the Company and related persons that are required to be disclosed under the rules of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own beneficially more than 10% of our common stock to file reports of ownership and changes in ownership of such stock with the SEC. Directors, executive officers and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all such forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, our directors, executive officers and greater than 10% stockholders complied during 2008 with all applicable Section 16(a) filing requirements.

APPENDIX 1 TO ANNEX A

HAMPSHIRE GROUP, LIMITED

COMPENSATION COMMITTEE CHARTER

Adopted January 30, 2008

I.	PURPOSE

The purpose of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Hampshire Group, Limited (the “Company”) shall be to:

•	oversee the Company’s compensation and benefits programs;

•	formulate, evaluate, review, revise, interpret and recommend the Company’s compensation philosophy, policies and objectives to the Board; and

•	evaluate the performance of the Company’s senior executive officers and recommend compensation levels for all executive officers, including any performance-based compensation.

II.	MEMBERSHIP

The Committee shall consist of at least three (3) members, each of whom shall be an independent director of the Company and shall meet the applicable NASDAQ independence requirements (including available exceptions to these independence requirements). In addition, each member of the Committee must be (i) a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and (ii) an “outside director” under the regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

Each member of the Committee shall be selected and retained in compliance with all applicable rules, regulations and statutes. The Nominating Committee or, in the absence of such a committee, the Board shall recommend nominees for appointment to the Committee annually and as vacancies or newly created positions occur. Committee members shall be appointed by the Board and may be removed by the Board at any time. Each Committee member shall serve until a successor to such member is duly elected and qualified or until such member’s resignation or removal from the Board or the Committee. The Board shall designate the Chairman of the Committee.

III.	MEETINGS

The Committee shall meet as often as it determines is appropriate to carry out its responsibilities under this charter, but no less frequently than twice per year. The Chairman of the Committee, in consultation with the other Committee members, shall determine the frequency and length of the Committee meetings and shall set meeting agendas consistent with this charter.

The presence in person or by telephone of a majority of the Committee’s members shall constitute a quorum for any meeting of the Committee. All actions of the Committee will require the vote of a majority of its members present at a meeting of the Committee at which a quorum is present or a unanimous written consent.

The Committee shall maintain and submit to the Board copies of minutes of each meeting of the Committee, and each written consent to action taken without a meeting, reflecting the actions so authorized or taken by the Committee at such meeting or by such written consent. A copy of the minutes of each meeting and each written consent shall be placed in the Company’s minute book.

The Committee shall from time to time, as it deems necessary or desirable, retain the services of one or more professional compensation consultants to assist the Committee in its evaluation of compensation for the Company’s CEO and executive officers, which consultant(s) shall be independent from the Company and shall not be affiliated with any compensation consultant hired by the Company or management within the last twelve months. The

Committee has the sole authority to retain and terminate any such compensation consultant, including sole authority to approve all such compensation consultant’s fees and other retention terms.

Unless restricted by any applicable rule, regulation or statute, the Committee may delegate its authority to subcommittees or to the Chairman of the Committee when it deems appropriate and in the best interests of the Company.

IV.	DUTIES AND RESPONSIBILITIES

In addition to any other responsibilities which may be assigned from time to time by the Board, the Committee is responsible for the following matters.

Compensation Policies

•	The Committee shall formulate, evaluate, review, revise, interpret and recommend to the Board the Company’s compensation philosophy, policies and objectives (subject to Board approval and, if applicable, shareholder ratification), including reviewing and recommending to the Board any incentive-compensation plans and equity-based plans of the Company. In formulating such compensation philosophy, policies and objectives, the Committee may consider the recruitment, development, promotion, retention and compensation of senior executives and other employees of the Company and any other factors that it deems appropriate. The Committee shall report its determinations, any actions it takes and its recommendations with respect to the Company’s compensation philosophy, policies and objectives to the Board.

Executive Compensation

•	The Committee shall review, evaluate and recommend to the Board for each of the Company’s executive officers his or her (i) annual base salary level, (ii) annual incentive compensation, (iii) long-term incentive compensation, (iv) employment, severance and change-in-control agreements, if any, and (v) any other compensation, ongoing perquisites or special benefit items. In so reviewing, evaluating and recommending executive compensation, the Committee shall, among other things:

•	identify, formulate and recommend to the Board corporate goals and objectives relevant to executive compensation;

•	evaluate each executive’s performance in light of such goals and objectives and recommend to the Board each executive’s compensation based on such evaluation and such other factors as the Committee deems appropriate and in the best interests of the Company (including the cost to the Company of such compensation); and

•	formulate and recommend to the Board any long-term incentive component of each executive’s compensation based on awards given to such executive in past years, the Company’s performance, shareholder return and the value of similar incentive awards relative to such targets at comparable companies and such other factors as the Committee deems appropriate and in the best interests of the Company (including the cost to the Company of such compensation).

•	The Chief Executive Officer may not be present during the voting or deliberations regarding his/her compensation.

•	With respect to any compensation intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Committee shall, subject to the approval of the Board, have the authority to:

•	grant options and stock appreciation rights to “covered employees”; and

•	establish and certify applicable performance goals.

•	The Committee shall report to the Board the results of such determinations and any actions it takes with respect to evaluating the compensation of the Company’s executive officers and its recommendations in respect thereof.

•	Upon approval by the Board, the Committee may delegate to one or more officers of the Company the authority to make grants and awards to any non-Section 16 officer of the Company under such of the Company’s incentive-compensation or other equity-based plans as the Committee deems appropriate and in accordance with the terms of such plans.

Disclosure

•	The Committee shall annually assist management in drafting the Company’s Compensation Discussion and Analysis (“CD&A”) to be included in the Company’s public filings with the Securities and Exchange Commission by (i) articulating the discussion and analysis to be included in the CD&A, (ii) participating in or overseeing the drafting of the CD&A and (iii) reviewing the CD&A with management and determining whether to recommend to the Board that the CD&A be included in the Company’s annual report on Form 10-K and proxy statement, as applicable.

•	The Committee shall prepare a report annually to be filed with the Company’s annual report on Form 10-K and proxy statement, as applicable, to state whether the Committee has reviewed and discussed the CD&A with management and, based on such review and discussions, whether the Committee has recommended to the Board that the CD&A be included in the Company’s annual report on Form 10-K and proxy statement, as applicable.

Reporting to the Board

•	The Committee shall report to the Board periodically. This report shall include a review of any determinations, recommendations or issues that arise with respect to Company compensation philosophy, policies and objectives, executive compensation, management succession planning and any other matters that the Committee deems appropriate or is requested to be included by the Board.

•	At least annually, the Committee shall evaluate its own performance and report to the Board on such evaluation.

•	The Committee shall periodically review and assess the adequacy of this charter and recommend any proposed changes to the Board.

APPENDIX 2 TO ANNEX A

HAMPSHIRE GROUP, LIMITED

NOMINATING COMMITTEE CHARTER

I.	PURPOSE

The purpose of the Nominating Committee (the “Committee”) of the Board of Directors (the “Board”) of Hampshire Group, Limited (the “Company”) is to make recommendations on the composition of the Board.

II.	COMPOSITION/MEMBERSHIP

The Committee shall be appointed by the Board and shall consist of three (3) or more directors, as determined by the Board from time to time, each of whom shall be an independent director of the Company and shall meet the applicable independence requirements of NASDAQ and shall be selected and retained in compliance with all applicable rules, regulations and statutes. Each Committee member shall serve until a successor to such member is duly elected and qualified or until such member’s resignation or removal from the Board or the Committee. The Chairman of the Committee shall be designated by the Board.

III.	MEETINGS

The Committee shall hold such regular meetings as may be necessary or advisable, but no less frequently than annually, and hold such special meetings as may be called by the Committee’s Chairman or the Chairman of the Board. The presence in person or by telephone of a majority of the Committee’s members shall constitute a quorum for any meeting of the Committee. All actions of the Committee will require the vote of a majority of its members present at a meeting of the Committee at which a quorum is present.

The Chairman of the Committee should consult with Company management in the process of establishing agendas for Committee meetings.

The Committee shall maintain and submit to the Board copies of minutes of each meeting of the Committee, and each written consent to action taken without a meeting, reflecting the actions so authorized or taken by the Committee at such meeting of the Committee. A copy of the minutes of each meeting shall be placed in the Company’s minute book.

IV.	CHARTER AMENDMENT

Any member of the Committee may submit to the Board proposed amendments to this Committee Charter. The Board shall circulate any proposed Charter amendment(s) to members of the Committee promptly upon receipt. By a majority vote, the Board may approve the amendments to this Charter.

V.	RESPONSIBILITIES, DUTIES AND AUTHORITY

To fulfill its responsibilities and duties the Committee shall, and has the authority to:

A. Establish criteria and procedures for identifying candidates for the Board; periodically review potential candidates, including those submitted in accordance with the By-Laws or proxy materials of the Company, and recommend to the Board nominees for election as directors of the Company; and have the sole authority to hire and terminate the services of any search firm used in the identification of director candidates and approve such search firm’s fees and other terms and conditions of such engagement.

B. Perform any other activities consistent with this Charter and the Company’s By-Laws as the Committee, the Board, the Chairman of the Board and/or the Chief Executive Officer of the Company, if not the Chairman, deems necessary or appropriate.

C. Review and reassess, at least annually, the adequacy of this Charter and recommend to the Board for its consideration any improvements in this Charter that the Committee deems necessary or appropriate.

ANNEX B

Opinion of Peter J. Solomon Company L.P. dated February 23, 2009

February 23, 2009

Board of Directors
Hampshire Group, Limited
1924 Pearman Dairy Road
Anderson, SC 29625
Ladies and Gentlemen:

You have asked us to advise you with respect to the fairness to the holders of Common Stock, par value $0.10 per share (“Company Common Stock”) of Hampshire Group, Limited (the “Company”) from a financial point of view of the consideration proposed to be received by the holders of Company Common Stock pursuant to the terms of the Agreement and Plan of Merger, dated as of February 23, 2009 (the “Agreement”), among the Company, NAF Holdings II, LLC (“Acquiror”) and NAF Acquisition Corp. (“Acquisition Sub”).

We understand that the Agreement provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer for all outstanding shares of Company Common Stock for $5.55 per share in cash (the “Tender Offer”), and (ii) the subsequent merger of Acquisition Sub with and into the Company, pursuant to which the Company would become a wholly-owned subsidiary of Acquiror, and each outstanding share of Company Common Stock (other than shares held in treasury, shares owned directly or indirectly by Acquiror or Acquisition Sub, or shares as to which dissenters’ rights have been perfected) will be converted into the right to receive $5.55 per share in cash (the “Merger” and, together with the Tender Offer, the “Transactions”). The terms and conditions of the Transactions are more fully set forth in the Agreement.

For purposes of the opinion set forth herein, we have:

•	reviewed certain publicly available financial statements and other information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain financial projections for the Company prepared by the management of the Company;

•	discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

•	reviewed the reported prices and trading activity of Company Common Stock;

•	compared the financial performance and condition of the Company and the reported prices and trading activity of Company Common Stock with those publicly available of certain other publicly traded companies we considered relevant;

•	reviewed publicly available information regarding the financial terms of certain transactions we considered relevant, in whole or in part, to evaluating the Transactions;

•	participated in certain discussions among representatives of each of Acquiror and the Company;

•	reviewed a copy of the Agreement; and

•	performed such other analyses, and considered such other information and financial, economic and market criteria, as we have deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial projections, we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not assumed any responsibility for any independent valuation or appraisal of

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the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, February 22, 2009. We have assumed that all representations and warranties set forth in the Agreement are and will be true and correct as of all of the dates made or deemed made, that all parties to the Agreement will comply with all covenants of such party thereunder, that the Tender Offer and the Merger will be consummated in accordance with their respective terms, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Transactions. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessments of the Company and its legal, tax and regulatory advisors with respect to such matters.

We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Transactions and a portion of which is payable upon the delivery of this opinion. In the past, we have provided financial advisory services to the Company and have received fees for rendering these services. The issuance of this opinion has been authorized by our fairness opinion committee.

This letter is solely for the information of the Board of Directors of the Company in connection with its evaluation of the proposed Transactions and is not on behalf of and is not intended to confer rights or remedies upon any other person or entity, and may not be used for any other purpose, without our prior written consent, except that a copy of this letter in its entirety may be included in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the Tender Offer in a form reasonably acceptable to us and our counsel.

We express no view as to, and our opinion does not address, the underlying business decision of the Company to effect the Transactions, the relative merits of the Transactions as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the consideration to be received by the holders of Company Common Stock pursuant to the Agreement. We do not express any opinion as to the prices at which shares of Company Common Stock may trade at any time. We express no opinion or recommendation as to whether holders of Company Common Stock should accept the Tender Offer.

Based on, and subject to, the foregoing, we are of the opinion that on the date hereof, the consideration to be received by the holders of Company Common Stock in connection with the Transactions pursuant to the Agreement is fair from a financial point of view to the holders of Company Common Stock.

Very truly yours,

PETER J. SOLOMON COMPANY L.P.

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